

Boart Longyear Limited

Corporate Office

2640 West 1700 South, Salt Lake City
PO Box 27314, Salt Lake City, Utah 84127, USA
Tel: +1 801 972-6430 • Fax: +1 801 977-3374

E-mail: info@boartlongyear.com

www.boartlongyear.com

082-35090

7 August 2007

Sent Via Overnight Courier

SUPPL


SEC MAIL PROCESSING
RECEIVED
AUG - 8 2007
WASH, D.C.
186
SECTION

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Submission Pursuant to Rule 12g3-2(b)(1)(iii)

Dear Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, Boart Longyear Limited (the "Company") hereby furnishes to the Securities and Exchange Commission one copy of the following announcements: (1) Company Secretary Appointment, submitted on August 7, 2007; (2) US $850 Million Syndicated Facility Over-Subscribed, submitted on August 3, 2007; (3) Sale of Australian Mining Capital Business, submitted on August 1, 2007; (4) Change of Substantial Holder, submitted on July 2, 2007; (5) Becoming a Substantial Holder, submitted on June 29, 2007; (6) Half Year Results Release Date, submitted on June 29, 2007; (7) Becoming a Substantial Holder, submitted on May 9, 2007; (8) Correction of Statement in the AFR, submitted on May 4, 2007; (9) Becoming a Substantial Holder from CGF, submitted on April 30, 2007; and (10) Becoming a Substantial Holder, submitted on April 19, 2007. These announcements were submitted by the Company to the Australian Securities and Investments Commission and distributed by the Company to its security holders on the dates referenced above.

Please acknowledge receipt of the enclosed materials by file-stamping an enclosed copy of this letter and returning it to the undersigned in the envelope provided. If you have any questions regarding this submission, please contact the undersigned at (801) 954-2492.

Very truly yours,




07025876

PROCESSED
AUG 1 4 2007
THOMSON
FINANCIAL

Fabrizio Rasetti
Senior Vice President and General Counsel

Enclosures

BOART LONGYEAR

Boart Longyear Limited ABN 49 123 052 728

Registered Office

Level 25, Chifley Tower, 2 Chifley Square, Sydney
New South Wales 2000, Australia
Tel: +61 2 9293 2599 • Fax: +61 2 9293 2907
E-mail: ir@boartlongyear.com
www.boartlongyear.com

7 August 2007

Australian Securities Exchange Limited
Exchange Centre
20 Bridge St
Sydney NSW 2000

Appointment of Company Secretary

Boart Longyear Limited (ASX: BLY) wishes to announce the appointment of Duncan Glasgow as the Company Secretary (and Regional General Counsel - Asia Pacific) expanding the Australian expertise in governance and compliance. He will perform this function from the registered office in Sydney assisting Fabrizio Rasetti, the General Counsel & Company Secretary who is in Salt Lake City, the head office of the Company.

Yours sincerely



Alison Henriksen
Vice President Investor Relations

BOART LONGYEAR

Boart Longyear Limited ABN 49 123 052 728

Registered Office

Level 25, Chifley Tower, 2 Chifley Square, Sydney
New South Wales 2000, Australia
Tel: +61 2 9293 2599 • Fax: +61 2 9293 2907

E-mail: ir@boartlongyear.com

www.boartlongyear.com

3 August 2007

Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

ASX Announcement – US$850 million syndicated facility over-subscribed

Please find attached a press release announcing the closure of the Company's US$850 million syndicated facility led by ABN AMRO, nabCapital and RBS.

Yours sincerely



Alison Henriksen
Vice President Investor Relations

ABN AMRO, nabCapital and RBS are pleased to announce that the US$850m syndicated facility for Boart Longyear has been closed over-subscribed. Banks participating in the deal are as follows:

Mandated Lead Arranger and Underwriter
ABN AMRO
nabCapital
RBS

Co-Arranger
ANZ
BNP Paribas
CBA
HSBC

Arranger
Mizuho

Lead Manager
Mega ICBC
Scotiabank
Bank of Tokyo-Mitsubishi UFJ
Sumitomo
Bank of Ireland
ChinaTrust
U.S. Bank
Taiwan Business Bank

BOART LONGYEAR

Boart Longyear Limited ABN 49 123 052 728

Registered Office

Level 25, Chifley Tower, 2 Chifley Square, Sydney
New South Wales 2000, Australia
Tel: +61 2 9293 2599 • Fax: +61 2 9293 2907

E-mail: ir@boartlongyear.com

www.boartlongyear.com

1 August 2007

Australian Securities Exchange Limited
Exchange Centre
20 Bridge St
Sydney NSW 2000

Sale of Australian Mining Capital Equipment Business

Boart Longyear Limited (ASX: BLY) wishes to advise that it has entered into an agreement for the sale of its Australian mining capital equipment business ("MCE") to Industrea Limited (ASX:IDL) for A$10.1 million (US$8.8 million).

The sale of MCE is part of Boart Longyear's ongoing program to divest non-core businesses which do not fit within the Company's strategy of building the world's leading integrated drilling services and products manufacturing provider for the minerals, environmental & infrastructure and energy industries.

MCE is based in Cardiff, New South Wales, and builds flame proof vehicles for the underground coal mining industry in Australia and China. The sale comprises the business and assets of MCE. The employees currently employed by MCE will also transfer with the business to Industrea Limited.

Yours sincerely



Alison Henriksen
Vice President Investor Relations

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To: Company Name/Scheme **Boart Longyear Limited**

1. Details of substantial holder

Name **UBS Nominees Pty Ltd and its related bodies corporate**

ABN (if applicable): **32 001 450 522**

There was a change in interest of the substantial holder on: **28 June 2007**

The previous notice was dated: **09 May 2007**

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	Previous Notice		Present Notice	
	Person's Votes	Voting Power	Person's Votes	Voting Power
Ordinary	79,597,808	5.36%	96,713,537	6.51%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of Change	Consideration given in relation to change	Class and Number of securities
Please see Annexure A.				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered holder	Nature of relevant interest	Class and number of securities	Person's votes
UBS AG, Australia Branch	UBS Nominees Pty Ltd	UBS Nominees Pty Ltd	Prime Broker with power to control the exercise of the power to dispose of shares pursuant to a Prime Broking Agreement (see attached).	3,923,305 Ordinary	3,923,305

UBS AG, London Branch	Various custodians	UBS AG London Branch	Prime Broker with power to control the exercise of the power to dispose of shares pursuant to a Prime Broking Agreement.	87,120,890 Ordinary	87,120,890
UBS AG, London Branch	Various custodians	UBS AG London Branch	Power to control disposal over shares pursuant to stock borrowing and lending activities	2,100,000 Ordinary	2,100,000
UBS Securities Australia Ltd	Warbont Nominees Pty Ltd	Warbont Nominees Pty Ltd	Power to control disposal over shares pursuant to stock borrowing and lending activities	106,579 Ordinary	106,579
UBS Securities Australia Ltd	Unknown custodians	Unknown custodians	Power to control disposal over shares pursuant to stock borrowing and lending activities	1,306,331 Ordinary	1,306,331
UBS (Italia) S.p.A	Various Custodians	Various Custodians	Broker with power to exercise discretion over account	2,034,000 Ordinary	2,034,000
UBS Wealth Management Australia Ltd	UBS Wealth Management Australia Nominees Pty Ltd	UBS Wealth Management Australia Nominees Pty Ltd	Broker with power to exercise discretion over account	122,432 Ordinary	122,432

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and CAN (if applicable)	Nature of association
N/A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Details of all UBS offices can be found through the following link: http://apps.ubs.com/locationfinder	

SIGNATURE

Print Name: Peter Tillman

Capacity: Alternate Director

Sign Here: 

Date: 29 June 2007

Contact details for this notice:

Peter Tillman
Legal & Compliance
(w) +61 2 9324 2231
(f) +61 2 9324 2558
email: peter.tillman@ubs.com

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
10-May-07	UBS Securities Australia Limited	On market	-$3,109,502	-1,480,715	Ordinary
9-May-07	UBS Securities Australia Limited	Unknown	$4	2	Ordinary
10-May-07	UBS Securities Australia Limited	On market	-$4,830	-2,300	Ordinary
14-May-07	UBS Securities Australia Limited	On market	$456	218	Ordinary
14-May-07	UBS Securities Australia Limited	On market	$11,296	5,405	Ordinary
14-May-07	UBS Securities Australia Limited	On market	$809	387	Ordinary
14-May-07	UBS Securities Australia Limited	On market	$1,028	492	Ordinary
10-May-07	UBS Securities Australia Limited	On market	-$35,669	-16,985	Ordinary
14-May-07	UBS Securities Australia Limited	On market	$1,045	500	Ordinary
14-May-07	UBS Securities Australia Limited	On market	$1,060	507	Ordinary
14-May-07	UBS Securities Australia Limited	On market	$1,110	531	Ordinary
14-May-07	UBS Securities Australia Limited	On market	$1,145	548	Ordinary
9-May-07	UBS Securities Australia Limited	On market	-$4	-2	Ordinary
14-May-07	UBS Securities Australia Limited	On market	$31,350	15,000	Ordinary
14-May-07	UBS Securities Australia Limited	On market	$1,774	849	Ordinary
14-May-07	UBS Securities Australia Limited	On market	$5,077	2,429	Ordinary
14-May-07	UBS Securities Australia Limited	On market	$3,302	1,580	Ordinary
17-May-07	UBS Securities Australia Limited	On market	$2,090	1,000	Ordinary
14-May-07	UBS Securities Australia Limited	On market	$408	195	Ordinary
14-May-07	UBS Securities Australia Limited	On market	$4,627	2,214	Ordinary
14-May-07	UBS Securities Australia Limited	On market	$7,589	3,631	Ordinary
14-May-07	UBS Securities Australia Limited	On market	$418,000	200,000	Ordinary
17-May-07	UBS Securities Australia Limited	On market	$41,800	20,000	Ordinary
10-May-07	UBS Securities Australia Limited	On market	$280,247	133,451	Ordinary
10-May-07	UBS Securities Australia Limited	On market	$42,000	20,000	Ordinary
14-May-07	UBS Securities Australia Limited	On market	$11,296	5,405	Ordinary
14-May-07	UBS Securities Australia Limited	On market	$671	321	Ordinary
14-May-07	UBS Securities Australia Limited	On market	$5,984	2,863	Ordinary
17-May-07	UBS Securities Australia Limited	On market	$45,188	21,621	Ordinary
17-May-07	UBS Securities Australia Limited	On market	$112,973	54,054	Ordinary
17-May-07	UBS Securities Australia Limited	On market	$7,846	3,754	Ordinary
17-May-07	UBS Securities Australia Limited	On market	$6,063	2,901	Ordinary
17-May-07	UBS Securities Australia Limited	On market	$79,497	38,037	Ordinary
17-May-07	UBS Securities Australia Limited	On market	$20,900	10,000	Ordinary
17-May-07	UBS Securities Australia Limited	On market	$20,921	10,010	Ordinary
17-May-07	UBS Securities Australia Limited	On market	$21,000	10,000	Ordinary
17-May-07	UBS Securities Australia Limited	On market	$42,000	20,000	Ordinary
17-May-07	UBS Securities Australia Limited	On market	$87,419	41,628	Ordinary
14-May-07	UBS Securities Australia Limited	On market	$790	378	Ordinary
14-May-07	UBS Securities Australia Limited	On market	$125,400	60,000	Ordinary
14-May-07	UBS Securities Australia Limited	On market	$56,486	27,027	Ordinary
14-May-07	UBS Securities Australia Limited	On market	$1,519	727	Ordinary
14-May-07	UBS Securities Australia Limited	On market	$1,417	678	Ordinary
21-May-07	UBS Securities Australia Limited	On market	-$81	-38	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$6,983	-3,294	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$3,078	-1,459	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$5,916	-2,804	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$2,743	-1,300	Ordinary
17-May-07	UBS Securities Australia Limited	Off market	$1,569,224	750,000	Ordinary
17-May-07	UBS Securities Australia Limited	Off market	$314,017	150,000	Ordinary
21-May-07	UBS Securities Australia Limited	On market	-$214,000	-100,000	Ordinary

23-May-07	UBS Securities Australia Limited	On market	-$11,061	-5,242	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$74	-35	Ordinary
14-May-07	UBS Securities Australia Limited	On market	$7,121	3,407	Ordinary
14-May-07	UBS Securities Australia Limited	On market	$23,527	11,257	Ordinary
17-May-07	UBS Securities Australia Limited	On market	$148,766	71,180	Ordinary
17-May-07	UBS Securities Australia Limited	On market	$129,862	62,135	Ordinary
17-May-07	UBS Securities Australia Limited	On market	$218,513	104,054	Ordinary
23-May-07	UBS Securities Australia Limited	On market	$562,334	264,404	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$54,906	-25,899	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$211,000	-100,000	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$6,794	-3,220	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$1,477	-700	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$186	-88	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$11,687	-5,539	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$3,722	-1,764	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$2,979	-1,412	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$20,186	-9,567	Ordinary
17-May-07	UBS Securities Australia Limited	On market	$156,068	74,318	Ordinary
17-May-07	UBS Securities Australia Limited	On market	$73,150	35,000	Ordinary
18-May-07	UBS Securities Australia Limited	On market	$42,444	20,308	Ordinary
21-May-07	UBS Securities Australia Limited	On market	-$535,000	-250,000	Ordinary
21-May-07	UBS Securities Australia Limited	On market	-$4,877	-2,279	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$31,650	-15,000	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$4,200	-2,000	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$5,250	-2,500	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$6,300	-3,000	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$14,700	-7,000	Ordinary
23-May-07	UBS Securities Australia Limited	On market	$747,983	351,694	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$304	-144	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$2,743	-1,300	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$6,362	-3,001	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$4,537	-2,150	Ordinary
21-May-07	UBS Securities Australia Limited	On market	-$17,049	-7,967	Ordinary
21-May-07	UBS Securities Australia Limited	On market	-$66,036	-30,858	Ordinary
21-May-07	UBS Securities Australia Limited	On market	-$232,956	-108,858	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$1,484	-700	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$15,654	-7,384	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$18,900	-9,000	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$42,000	-20,000	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$37,223	-17,725	Ordinary
24-May-07	UBS Securities Australia Limited	On market	-$1,691	-790	Ordinary
24-May-07	UBS Securities Australia Limited	On market	-$9,256	-4,325	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$63,300	-30,000	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$100,497	-47,629	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$8,077	-3,828	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$10,550	-5,000	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$183,448	-86,942	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$7,721	-3,642	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$3,454	-1,637	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$9,071	-4,299	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$10,628	-5,037	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$5,866	-2,780	Ordinary
25-May-07	UBS Securities Australia Limited	Unknown	$0	1	Ordinary
30-May-07	UBS Securities Australia Limited	On market	$325,402	152,057	Ordinary

31-May-07	UBS Securities Australia Limited	On market	-$21,600	-10,000	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$29,820	-14,200	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$7,350	-3,500	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$6,300	-3,000	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$49,980	-23,800	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$42,000	-20,000	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$38,934	-18,365	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$6,609	-3,132	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$2,979	-1,412	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$914	-433	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$1,260	-597	Ordinary
14-Jun-07	UBS Securities Australia Limited	On market	$22,400	10,000	Ordinary
14-Jun-07	UBS Securities Australia Limited	On market	$22,400	10,000	Ordinary
15-Jun-07	UBS Securities Australia Limited	On market	$139,009	62,900	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$15,750	-7,500	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$4,200	-2,000	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$52,500	-25,000	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$21,000	-10,000	Ordinary
24-May-07	UBS Securities Australia Limited	Unknown	-$17,985	-8,514	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$251	-119	Ordinary
23-May-07	UBS Securities Australia Limited	On market	$18,050	8,514	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$2,110	-1,000	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$9,560	-4,531	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$1,050	-500	Ordinary
15-Jun-07	UBS Securities Australia Limited	On market	$354,727	159,787	Ordinary
15-Jun-07	UBS Securities Australia Limited	Unknown	$22,253	10,024	Ordinary
15-Jun-07	UBS Securities Australia Limited	Unknown	-$22,253	-10,024	Ordinary
15-Jun-07	UBS Securities Australia Limited	Unknown	$144,751	65,203	Ordinary
15-Jun-07	UBS Securities Australia Limited	Unknown	-$144,751	-65,203	Ordinary
24-May-07	UBS Securities Australia Limited	On market	-$492,200	-230,000	Ordinary
25-May-07	UBS Securities Australia Limited	Off market	-$1,041,445	-487,461	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$20,370	-9,700	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$15,515	-7,388	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$7,140	-3,400	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$10,500	-5,000	Ordinary
23-May-07	UBS Securities Australia Limited	On market	-$15,750	-7,500	Ordinary
15-Jun-07	UBS Securities Australia Limited	Unknown	-$168,789	-76,031	Ordinary
19-Jun-07	UBS Securities Australia Limited	On market	-$109,674	-48,744	Ordinary
19-Jun-07	UBS Securities Australia Limited	On market	$5,833	2,581	Ordinary
19-Jun-07	UBS Securities Australia Limited	Off market	$1,591	707	Ordinary
21-Jun-07	UBS Securities Australia Limited	On market	-$20,610	-9,000	Ordinary
14-Jun-07	UBS Securities Australia Limited	On market	$44,800	20,000	Ordinary
15-Jun-07	UBS Securities Australia Limited	On market	$81,107	36,700	Ordinary
15-Jun-07	UBS Securities Australia Limited	On market	$71,533	32,222	Ordinary
15-Jun-07	UBS Securities Australia Limited	On market	$18,379	8,279	Ordinary
24-May-07	UBS Securities Australia Limited	On market	-$118	-55	Ordinary
24-May-07	UBS Securities Australia Limited	On market	-$21,580	-10,084	Ordinary
24-May-07	UBS Securities Australia Limited	On market	-$535	-250	Ordinary
24-May-07	UBS Securities Australia Limited	On market	-$9,621	-4,496	Ordinary
25-May-07	UBS Securities Australia Limited	Unknown	-$3,111	-1	Ordinary
21-Jun-07	UBS Securities Australia Limited	On market	-$147,213	-65,428	Ordinary
21-Jun-07	UBS Securities Australia Limited	Unknown	-$427,273	-186,582	Ordinary
21-Jun-07	UBS Securities Australia Limited	Off market	$427,273	186,582	Ordinary
21-Jun-07	UBS Securities Australia Limited	Unknown	$2	1	Ordinary

21-Jun-07	UBS Securities Australia Limited	Unknown	-$9	-4	Ordinary
15-Jun-07	UBS Securities Australia Limited	On market	$428,609	193,067	Ordinary
15-Jun-07	UBS Securities Australia Limited	On market	-$8,678,233	-3,909,114	Ordinary
15-Jun-07	UBS Securities Australia Limited	Unknown	$168,789	76,031	Ordinary
19-Jun-07	UBS Securities Australia Limited	On market	-$900	-400	Ordinary
19-Jun-07	UBS Securities Australia Limited	On market	-$60,426	-26,856	Ordinary
28-May-07	UBS Securities Australia Limited	Off market	-$558,285	-262,539	Ordinary
31-May-07	UBS Securities Australia Limited	On market	-$214,231	-99,181	Ordinary
31-May-07	UBS Securities Australia Limited	On market	-$92,612	-42,876	Ordinary
31-May-07	UBS Securities Australia Limited	Off market	-$328,443	-152,057	Ordinary
31-May-07	UBS Securities Australia Limited	Off market	$328,443	152,057	Ordinary
25-Jun-07	UBS Securities Australia Limited	On market	$26,087	11,594	Ordinary
25-Jun-07	UBS Securities Australia Limited	On market	$49,406	21,861	Ordinary
25-Jun-07	UBS Securities Australia Limited	On market	$47,460	21,000	Ordinary
25-Jun-07	UBS Securities Australia Limited	On market	$16,206	7,171	Ordinary
25-Jun-07	UBS Securities Australia Limited	On market	$15,565	6,887	Ordinary
19-Jun-07	UBS Securities Australia Limited	On market	$116,356	51,485	Ordinary
21-Jun-07	UBS Securities Australia Limited	On market	$442,146	193,077	Ordinary
21-Jun-07	UBS Securities Australia Limited	On market	-$24,201	-10,756	Ordinary
21-Jun-07	UBS Securities Australia Limited	On market	-$25	-11	Ordinary
21-Jun-07	UBS Securities Australia Limited	Unknown	-$2	-1	Ordinary
14-Jun-07	UBS Securities Australia Limited	On market	-$89,600	-40,000	Ordinary
15-Jun-07	UBS Securities Australia Limited	On market	$17,740	7,991	Ordinary
25-Jun-07	UBS Securities Australia Limited	On market	$113,000	50,000	Ordinary
25-Jun-07	UBS Securities Australia Limited	On market	$50,520	22,354	Ordinary
25-Jun-07	UBS Securities Australia Limited	On market	$19,816	8,768	Ordinary
26-Jun-07	UBS Securities Australia Limited	On market	$44,800	20,000	Ordinary
27-Jun-07	UBS Securities Australia Limited	On market	-$14,193	-6,336	Ordinary
21-Jun-07	UBS Securities Australia Limited	Unknown	$9	4	Ordinary
21-Jun-07	UBS Securities Australia Limited	Unknown	-$5	-2	Ordinary
25-Jun-07	UBS Securities Australia Limited	On market	$15,140	6,729	Ordinary
25-Jun-07	UBS Securities Australia Limited	On market	$56,250	25,000	Ordinary
25-Jun-07	UBS Securities Australia Limited	On market	$17,505	7,780	Ordinary
15-Jun-07	UBS Securities Australia Limited	Unknown	$92,816	41,809	Ordinary
15-Jun-07	UBS Securities Australia Limited	Unknown	-$92,816	-41,809	Ordinary
19-Jun-07	UBS Securities Australia Limited	On market	-$5,872	-2,587	Ordinary
19-Jun-07	UBS Securities Australia Limited	On market	$49,571	21,934	Ordinary
20-Jun-07	UBS Securities Australia Limited	On market	$176	78	Ordinary
28-Jun-07	UBS Securities Australia Limited	EA_Exercise	$437,000	230,000	Ordinary
25-Jun-07	UBS Securities Australia Limited	On market	$226,000	100,000	Ordinary
25-Jun-07	UBS Securities Australia Limited	On market	$113,000	50,000	Ordinary
25-Jun-07	UBS Securities Australia Limited	On market	$4,256	1,883	Ordinary
25-Jun-07	UBS Securities Australia Limited	On market	$12,297	5,441	Ordinary
25-Jun-07	UBS Securities Australia Limited	On market	$45,200	20,000	Ordinary
21-Jun-07	UBS Securities Australia Limited	On market	-$56,250	-25,000	Ordinary
21-Jun-07	UBS Securities Australia Limited	Unknown	$6,490	2,834	Ordinary
21-Jun-07	UBS Securities Australia Limited	Unknown	-$6,490	-2,834	Ordinary
21-Jun-07	UBS Securities Australia Limited	Unknown	$9	4	Ordinary
21-Jun-07	UBS Securities Australia Limited	Unknown	-$9	-4	Ordinary
25-Jun-07	UBS Securities Australia Limited	On market	$8,466	3,746	Ordinary
25-Jun-07	UBS Securities Australia Limited	On market	$113,000	50,000	Ordinary
25-Jun-07	UBS Securities Australia Limited	On market	$14,082	6,231	Ordinary
25-Jun-07	UBS Securities Australia Limited	On market	$22,600	10,000	Ordinary
26-Jun-07	UBS Securities Australia Limited	On market	$11,648	5,200	Ordinary

21-Jun-07	UBS Securities Australia Limited	Unknown	$5	2	Ordinary
25-Jun-07	UBS Securities Australia Limited	On market	$85,696	38,087	Ordinary
25-Jun-07	UBS Securities Australia Limited	On market	$24,323	10,810	Ordinary
25-Jun-07	UBS Securities Australia Limited	On market	-$1,899,601	-844,267	Ordinary
25-Jun-07	UBS Securities Australia Limited	On market	$128,431	56,828	Ordinary
25-Jun-07	UBS Securities Australia Limited	On market	$17,836	7,892	Ordinary
25-Jun-07	UBS Securities Australia Limited	On market	$9,442	4,178	Ordinary
25-Jun-07	UBS Securities Australia Limited	On market	$113,000	50,000	Ordinary
25-Jun-07	UBS Securities Australia Limited	On market	$339,000	150,000	Ordinary
25-Jun-07	UBS Securities Australia Limited	On market	$127,143	56,258	Ordinary
25-Jun-07	UBS Securities Australia Limited	On market	-$3,130	-1,385	Ordinary
25-Jun-07	UBS Securities Australia Limited	On market	$325	144	Ordinary
25-Jun-07	UBS Securities Australia Limited	On market	$75,993	33,625	Ordinary
26-Jun-07	UBS Securities Australia Limited	On market	$163,742	73,099	Ordinary
26-Jun-07	UBS Securities Australia Limited	On market	$3,810	1,701	Ordinary
27-Jun-07	UBS Securities Australia Limited	Unknown	$14,129	6,336	Ordinary

Details

Interpretation – definitions are at the end of the General terms

Parties	**UBS and Customer**	
UBS	Name	**UBS AG, Australia Branch**
	ABN	47 088 129 613
	AFSL	231 087
	Address	Level 16 Chifley Tower, 2 Chifley Square, Sydney, NSW, 2000
	Telephone	+61 2 9324 2000
	Fax	+61 2 9324 2558
	Attention	General Counsel
Customer	Name	**XXX LIMITED as Trustee and Manager of the Scheme**
	ABN	
	AFSL	
	Address	
	Telephone	
	Fax	
	Attention	
	Scheme	
	ARSN	
Recitals	A	The Customer wishes to appoint UBS to provide a prime brokerage service to the Customer in its capacity as trustee and manager of the Scheme.
	B	UBS wishes to accept that appointment.
Governing law	New South Wales	
Date of agreement	See Signing page	

General terms

1 Appointment as prime broker

1.1 Appointment

The Customer in its capacity as trustee and manager of the Scheme appoints UBS as prime broker with the power to:

(a) carry out the services referred to in clause 1.2;

(b) perform the functions otherwise expressly or by implication given to UBS under this agreement; and

(c) take any action which UBS reasonably determines is necessary or desirable in connection with the carrying out of the services and functions under this agreement.

1.2 Services

As prime broker UBS will provide the following services to the Customer:

(a) borrowing and lending of securities;

(b) the settlement of transactions that the Customer has entered into with a third party broker;

(c) cash loans;

(d) other services as agreed between the parties from time to time.

1.3 Variation of Services

UBS may vary from time to time the services it will provide to the Customer and the charges associated with those services by prior notice in writing.

1.4 Co-operation

The Customer agrees to ratify and to confirm or to do, or procure the doing of, anything necessary to complete UBS's actions under this agreement.

1.5 Single Agreement

All cash advances to the Customer and securities loans made under this agreement, and any UBS Transactions, are entered into in reliance on the fact that this agreement, the UBS Customer Agreement and any schedules or confirmations concerning those advances, securities loans and UBS Transactions form a single agreement between the parties (collectively referred to as "this agreement") and the parties would not otherwise enter into any of those transactions other than in accordance with this agreement. To the

extent that there is an inconsistency between this Prime Brokerage Agreement and a UBS Customer Agreement, this Prime Brokerage Agreement prevails.

2 Settlement of securities transactions

2.1 Settlement through execution brokers

UBS will settle Transactions as agent for the Customer with any executing broker, including UBS Securities. If UBS Securities, or any other Related Entity of UBS, is the executing broker, a separate agreement will set out the terms of the agreement between UBS Securities and the Customer with regard to the execution of Transactions.

2.2 Time for instructions

The Customer must give UBS instructions to settle a Transaction in accordance with clause 2.1 by 5pm (Sydney time) on the Business Day of the transaction.

2.3 Sell orders

Where the Customer gives a sell order to UBS, the Customer must designate the sell order as either long or short. A sell order that is not designated is deemed to be long. The designation of the sell order as long constitutes a certification that the securities to be sold are owned by the Customer. If such securities are not in UBS's possession, by placing such an order the Customer warrants that the Customer will deliver the securities to UBS on or before that date on which the sell order is to be settled. The Customer agrees to indemnify UBS for any costs, expenses or losses suffered or incurred by UBS as a result of the Customer's failure to deliver securities in accordance with this clause.

2.4 Securities transaction discrepancies and costs

The Customer is responsible for the resolution of discrepancies in relation to Transactions settled by UBS and is liable for all costs and Taxes as a result of, or in connection with, the Transaction.

2.5 Refusal

UBS may refuse to settle any Transaction for the Customer. UBS will notify the Customer of any such refusal giving reasons for such refusal. Unless agreed otherwise, UBS is only deemed to have agreed to settle a Transaction upon it actually settling that Transaction.

2.6 Best efforts

Subject to clause 2.5, UBS will use its best efforts to settle all Transactions.

2.7 No confirmation

UBS will not confirm securities transactions with the executing broker.

2.8 Liability of UBS

UBS shall not be responsible and is not liable for:

(a) any loss on settlement of any Transaction;

(b) any acts or omission of the executing broker or its employees or agents;

(c) compliance with any regulatory requirement to report Transactions to the Stock Exchange or any other securities exchange or regulatory body or any other regulatory reporting or notification requirements in respect of any Transaction or any Assets; or

(d) refusing to settle any Transaction or failing to promptly notify the Customer of refusing or failing to settle a Transaction.

3 Advances

3.1 Cash advances

UBS may, in its sole discretion, make cash advances to the Customer at any time up to the Credit Limit.

3.2 Calls

UBS may call on demand any cash advance made in accordance with clause 3.1 and the advance is repayable in accordance with such demand.

3.3 Interest

Interest will accrue on all cash advances daily at the rate specified in the fee schedule provided to the Customer as updated by UBS from time to time and the Customer must pay such interest at the time and in the manner required by UBS.

3.4 Gross Up for Withholding tax

If a law requires the Customer to deduct an amount in respect of Taxes from a payment under this agreement such that UBS would not actually receive on the due date the full amount provided for under this agreement, then:

(a) the Customer agrees to deduct the amount for the Taxes (and any further deduction applicable to any further payment due under paragraph (c) below); and

(b) the Customer agrees to pay an amount equal to the amount deducted to the relevant authority in accordance with applicable law and give the original receipts to UBS within 10 Business Days after the day on which the original receipts were issued; and

(c) the amount payable is increased so that, after making the deduction and further deductions applicable to additional amounts payable under this clause, UBS will receive (at the time the payment is due)

the amount it would have received if no deductions had been required.

3.5 Use of cash advances

The Customer may only use the proceeds of any cash advance for the purpose of Transactions. The Customer may not use a cash advance, directly or indirectly, for the purpose of making a takeover offer which when completed would result in the Customer or any person controlling the Customer or under the Customer's control acquiring control of any legal entity. The Customer may not publicise the making by UBS of a cash advance (except where required by law or regulation).

4 Fees and charges

4.1 Fee schedule

UBS is entitled to receive fees and charges in accordance with the fee schedule provided to the Customer and updated by UBS from time to time.

4.2 Other amounts

Except as otherwise provided in this agreement, the Customer agrees to indemnify UBS against all Taxes and other costs and expenses (including, without limitation, commissions) that UBS incurs as a result of or in connection with the services it provides to the Customer under this agreement.

4.3 Authority

The Customer authorises UBS to deduct any amount due under this clause 4 from the Cash Account.

5 Margin

5.1 Margin Requirement

UBS may determine and vary at any time, in its discretion, the Margin Requirement from the Customer with respect to obligations of the Customer to UBS pursuant to this agreement and any UBS Customer Agreement, and the acceptable cash or assets or both to meet that demand.

5.2 Notice of Margin Requirement

UBS will give notice in writing to the Customer specifying:

(a) the Outstanding Margin Requirement;

(b) the types of cash and/or Assets which will be accepted by UBS as Margin; and

(c) the Valuation Percentage.

UBS may not give notice unless the Outstanding Margin Requirement specified exceeds the minimum size of margin calls specified in schedule 4.

5.3 Time for payment

The Customer must meet any demand for Outstanding Margin Requirement by delivering Collateral:

(a) in the case of cash – on the same Business Day as the demand for the Outstanding Margin Requirement if the demand is before or on the Notification Time or the next Business Day if the demand is made after the Notification Time; or

(b) in the case of assets other than cash – as agreed between the parties.

5.4 Late payment

If the Customer does not meet a demand for Outstanding Margin Requirement in accordance with the time specified in clause 5.3:

(a) the Customer is liable to pay the Overdue Margin Interest Rate on the amount of the Outstanding Margin Requirement demand it has failed to meet; and

(b) UBS may declare an Event of Default.

5.5 Excess

If the value of the Collateral held by UBS exceeds the Margin Requirement in respect of the Customer, UBS may repay the amount of that excess to the Customer when requested by the Customer in writing. Any such repayment shall be made subject to clause 6.3 and by close of business on the Business Day following such request.

5.6 Registration of charge

The Customer acknowledges that UBS may file or register details of the Security in appropriate jurisdictions. The Customer undertakes to do all things necessary to assist in the creation of an effective charge.

5.7 Encumbrances

The Customer warrants that all assets transferred to UBS as Collateral are free of any Encumbrances at the time such assets are transferred to UBS and will remain free from any Encumbrances while the Assets are held by UBS as Collateral.

6 Payments and Transfers

6.1 Cash

If the Customer is required to pay an amount of cash to UBS under this agreement, the Customer must pay such amount of cash into the bank account or accounts specified by UBS.

6.2 Assets

If the Customer is required to transfer assets to UBS under this agreement, the Customer must transfer or cause the Custodian (including by directing UBS to issue Proper Instructions) to transfer such assets in accordance with the market convention for assets of that type to UBS or such other person as specified by UBS.

6.3 Payments and transfers by UBS

Any obligation of UBS to pay or repay any amount of cash or deliver or redeliver any Asset to the Customer or the Custodian under this agreement is conditional on the Margin held by UBS after the payment or delivery exceeding the Margin Requirement in respect of the Customer.

6.4 Documents and instructions for transfer

For all deliveries under this agreement, the parties agree to execute and deliver all documents and give all instructions necessary for all right, title and interest in the securities or Collateral to be transferred.

7 Custody

7.1 Appointment

The Customer must appoint UBS Nominees Pty Ltd or another person approved by UBS to be the custodian to hold the Custodial Assets.

7.2 Custodian Agreement

The custody agreement between the Customer and the Custodian must be in a form approved by UBS and allow for UBS to be appointed as the sole person authorised to give instructions to the Custodian in relation to the Custodial Assets while this agreement continues in effect or the Customer has any liabilities to UBS arising from this agreement.

7.3 Authority to UBS

The Customer must irrevocably appoint for the period referred to in clause 7.2 UBS as the sole person (to the exclusion of the Customer and its officers) authorised to give instructions on behalf of the Customer to the Custodian in relation to all dealings with the Custodial Assets.

7.4 Authorisation of UBS

The Customer authorises UBS to give instructions on behalf of the Customer to the Custodian in relation to all dealings with the Custodial Assets:

(a) to do anything that this agreement contemplates (either expressly or by implication) will be done by UBS;

(b) to do anything which, in the opinion of UBS, is incidental to, or necessary or desirable in connection with, any act referred to in paragraph (a) above; or

(c) to do anything which UBS is directed to do by the Customer.

7.5 Withdrawal of Assets

In no circumstances is UBS obliged to issue instructions to the Custodian to transfer Custodial Assets if UBS has not consented to the release of the Custodial Assets from the Charge.

7.6 Encumbrances

The Customer warrants that all Custodial Assets which are transferred to or otherwise from time to time held by the Custodian are free of any Encumbrances and will remain free from any Encumbrances while the Assets are held by the Custodian except the Security and any lien routinely imposed on all securities in a relevant clearing system approved by UBS.

8 Securities loans

8.1 Request and acceptance

UBS will lend securities to the Customer, and the Customer will borrow securities from UBS, in accordance with the terms and conditions of the ASLA and with the Rules. If any of the terms of the ASLA are inconsistent with any of the terms of this agreement, this agreement prevails to the extent of the inconsistency.

8.2 Delivery of securities

UBS may, in its discretion, elect to:

(a) satisfy a Borrowing Request in full;

(b) satisfy a Borrowing Request in part; or

(c) reject a Borrowing Request.

8.3 Margin

Before making any Borrowing Request, the Customer must meet all existing calls for Outstanding Margin Requirement and have sufficient Margin available to UBS.

8.4 Use of loaned securities

Loaned securities may only be used by the Customer to settle the Customer's transfer obligations, and may not be transferred elsewhere except where the parties agree.

9 Default

9.1 Events of Default

Each of the following is an Event of Default:

(a) **(non-payment or non-delivery)** the Customer does not pay or deliver on time any amount payable or asset deliverable by it under this agreement; or

(b) **(cross default)** any present or future monetary obligations of the Customer or any of its Subsidiaries for amounts totalling $100,000 are not satisfied on time (or at the end of their period of grace) or become prematurely payable.

(In this clause 9.1((b)), a "monetary obligation" means a monetary obligation in connection with:

(i) money borrowed or raised; or

(ii) any hiring arrangement, redeemable preference share, letter of credit or financial markets transaction (including a swap, option or futures contract); or

(iii) a guarantee or indemnity in connection with money borrowed or raised); or

(c) **(enforcement against assets)** distress is levied or a judgment, order or Encumbrance is enforced, or becomes enforceable, against any property of the Customer (whether in its capacity as trustee and manager or not) or any of its Subsidiaries; or

(d) **(incorrect representation or warranty)** a representation or warranty made by or for the Customer in connection with this agreement is found to have been incorrect or misleading when made; or

(e) **(insolvency)** the Customer or any of its Subsidiaries becomes Insolvent; or

(f) **(ceasing business)** the Customer or any of its Subsidiaries stops payment, ceases to carry on its business or a material part of it, or threatens to do either of those things except to reconstruct or amalgamate while solvent on terms approved by UBS; or

(g) **(appointment of manager)** a person is appointed under legislation to manage any part of the affairs of the Customer or any of its Subsidiaries; or

(h) **(Material Adverse Event)** an event occurs which is or is likely to be (or a series of events occur which, together, are or are likely to be) a Material Adverse Event; or

(i) **(unable or intend not to perform)** the Customer admits to UBS that it is unable or intends not to perform any of its obligations under this agreement; or

(j) **(non-compliance with other obligations)** the Customer fails to perform when due any other obligation under this agreement and the failure is not remedied by the end of the Business Day following the Business Day on which written notice from UBS of the failure is effective; or

(k) **(event of default under Customer Agreements)** a Customer Agreement is terminated due to an event of default (howsoever described) under a Customer Agreement; or

(l) **(breach of security)** there is a breach of any of the terms of the Security; or

(m) **(voidable charge)** the Security or a transaction in connection with it is or becomes (or is claimed to be) wholly or partly void, voidable or unenforceable or does not have (or is claimed not to have) the priority which UBS as the chargee intended it to have ("claimed" in this paragraph means claimed by the chargor in that Security or any of its Related Entities or anyone on behalf of any of them); or

(n) **(prejudice to right of indemnity)** the Customer's right to an indemnity out of the assets of the Scheme is reduced or lost in any way or the Customer disclaims it's right of indemnity; or

(o) **(ceasing to be trustee and manager)** the Customer does or participates in any act or enters into any agreement which might bring about its removal or retirement as trustee and manager of the Scheme or the trustee and manager ceases to be trustee and manager of the Scheme; or

(p) **(Scheme terminated)** the Scheme is terminated, or a resolution that it be terminated is passed by the Customer or by other persons having the power to initiate the termination of the Scheme; or

(q) **(Statement breach)** the Customer fails to deliver the statements set out in clause 14 in accordance with the times set out in Schedule 2; or

(r) any event of default specified in Schedule 5.

Failure by the Customer to comply with any period for remedy notified by UBS will constitute an event of default under this clause.9.1.

9.2 Notification

The Customer must notify UBS immediately if an Event of Default occurs, or an event which with the passing of time, giving of notice, expiry of any applicable grace period or the making of any determination by UBS may constitute an Event of Default for the Customer.

9.3 Consequences of default

If an Event of Default occurs, UBS may by notice to the Customer:

(a) terminate any cash advances made under clause 3;

(b) terminate any loan of securities under clauses 8, 10.2, 10.5 and 10.6;

(c) terminate (including by way of close out) any other transactions or positions entered into in connection with this agreement (including in connection with transactions entered into under UBS Customer Agreements) which have not been completed, or which are

outstanding (including the holding of Collateral, any hedging or other derivative transaction and any purchase or sale of securities which has not been completed).

No further payments or deliveries are then required in respect of those terminated items, except as provided for in clause 9.4.

9.4 Determination of amounts notionally payable on termination

If UBS gives a notice in accordance with clause 9.3, UBS is to calculate, in its discretion, the value (represented by an Australian dollar amount) of each item terminated under clause 9.3. Each value is to be represented by an amount either notionally payable to UBS by the Customer or notionally payable by UBS to the Customer. (The intention behind these calculations is to place a monetary value on every right and liability of the Customer existing in connection with transactions contemplated by this agreement (including those entered into UBS Customer Agreements) to enable calculation of a net amount owed to or by the Customer in connection with this agreement (including under UBS Customer Agreements)).

9.5 Calculating the amount payable on termination

The total of all amounts notionally payable by UBS is then to be subtracted from the total of all amounts notionally payable to UBS . (The total of all interest, costs, expenses and all other amounts payable to UBS by the Customer under this agreement is also to be included in the total of all amounts notionally payable to UBS). If the result is a positive number, then the Customer must pay that amount to UBS by close of business on the same Business Day that such notice is given. If the result is a negative number, then (subject to UBS's right to set off against that amount any other obligation of the Customer to UBS) UBS must pay the absolute value of that amount to the Customer. The Australian dollar equivalent amount of a foreign currency amount will be determined by converting the foreign currency amount at the rate at which UBS reasonably considers appropriate.

9.6 Liability for losses

The Customer is liable for any losses incurred by UBS as a result of an Event of Default. Interest accrues on any amount payable by the Customer under this clause 9.5 on a daily basis at the rate of the internal rate of funding for UBS plus 2% per annum.

9.7 Exercise of Security

If the Customer fails to pay any amount due to UBS in accordance with clause 9.4, UBS may, without the need to give further notice, exercise its rights under the Security including requiring delivery to it of all or any of the Custodial Assets and the sale of those Custodial Assets.

10 Client Money and Assets

10.1 Client money

Except as required by the Corporations Act or the Rules, cash held as Collateral is not subject to the protections conferred by any client money rules and, as a consequence, will not be segregated from UBS's own money and will be used by UBS in the course of its business. Cash so held will be owed by UBS on a debtor/creditor basis and not held by UBS as custodian upon trust for the Customer. The Customer will rank as one of UBS's general creditors in the event of UBS becoming Insolvent.

For the avoidance of doubt, cash held by UBS other than as collateral will be held in a separate account in the Clients name.

10.2 Custodial Assets

UBS may request the Custodian at any time to pay or deliver to UBS any of the Custodial Assets, provided that UBS may only request the Custodian to deliver to UBS Custodial Assets which are ASX listed securities if such delivery would not cause UBS to have a 'relevant interest' for the purposes of the Corporations Act 2001 (C'th) of greater than 18% in any ASX listed entity. Subject to clauses 10.3, 10.4, 10.5 and 10.6 the Customer agrees that any Custodial Assets which UBS requests the Custodian to pay or deliver to UBS, or any Collateral, may be used by UBS for UBS's own account (including to borrow, lend, charge, re-hypothecate, dispose of or otherwise use for its own purposes) and in respect of UBS's obligations (or those of other customers of UBS) and, as a consequence, those Assets are not held by UBS for the Customer or the Custodian. UBS will have a contractual obligation to return equivalent Custodial Assets to the Custodian in accordance with clause 10.6. The Customer and the Custodian will in relation to the obligation to return equivalent Custodial Assets rank as one of UBS's general creditors in the event of UBS becoming Insolvent. Subject to clause 4.2 of the ASLA, UBS may retain all fees, profits and other benefits received in connection with such activities.

10.3 Express Authorisation for Collateral

Without limiting UBS's right to request transfer of any of the Custodial Assets under clause 10.2, the Customer expressly authorises UBS in its discretion to:

(a) identify any Collateral as being held as margin or security against a particular obligation of the Customer under this agreement or against an UBS Transaction;

(b) subject to clauses 10.2 and 10.5, transfer any Custodial Assets to UBS expressly as Collateral for any obligations of the Customer under this agreement or an UBS Transaction; and

(c) transfer the proceeds of a cash advance made to the Customer to any Related Entity to satisfy any margin or security requirement of a Related Entity in relation to a Transaction (provided that the Customer and UBS have previously agreed in writing that the Transaction is a Transaction to which this clause 10.3 applies).

10.4 No Derogation from Liability to provide Collateral

The authorisation of UBS set out in clause 10.3 does not derogate from the Customer's obligation to meet a demand for Outstanding Margin Requirement under clause 5.3 or any margin or security requirement owed to a Related Entity. Unless UBS agrees otherwise in a particular case, UBS is only deemed to have agreed to transfer Custodial Assists to meet an Outstanding Margin Requirement or transferring the proceeds of a cash advance to the Customer to meet a margin or security requirement of a Related Entity upon it actually transferring those Custodial Assets or proceeds (as applicable) and is not liable for failure to do so.

10.5 Provision of Collateral

Subject to UBS's rights under clause 10.2, Collateral which is required by UBS pursuant to clause 5, if provided to the Custodian, will be held by the Custodian as bare trustee for the Customer subject to the Security. Any other Collateral provided to UBS in accordance with clause 5 will be provided to UBS in accordance with the terms and conditions of the ASLA and with the Rules. Securities delivered by the Custodian to UBS under clause 10.2 will be deemed to be provided by the Customer to UBS in accordance with the terms and conditions of the ASLA and with the Rules. UBS will become the legal and beneficial owner of those securities upon taking delivery of them from the Custodian.

10.6 Custodial Assets to be borrowed by UBS

Any Custodial Assets which UBS has the Custodian pay or deliver to it, will be borrowed by UBS from the Customer in accordance with the terms and conditions of the ASLA and with the Rules. If any of the terms of the ASLA are inconsistent with any of the terms of this agreement, this agreement prevails to the extent of the inconsistency.

10.7 Withholding Taxes on Income

If a law requires UBS to deduct an amount in respect of Taxes in relation to any income or other payments to the Customer under this agreement, the Customer authorises UBS to make such deductions without any further express instructions. UBS will pay to the Customer the amount of income or other payments net of Taxes.

11 Representations, Warranties and Acknowledgment

11.1 Customer's representations and warranties

The Customer represents and warrants to UBS that:

(a) it has the power to enter into and perform its obligations under this agreement, and has duly executed this agreement so as to constitute valid and binding obligations of the Customer;

(b) it has duly executed this agreement in its capacity as trustee and manager of the Scheme and for the benefit of the beneficiaries of the Scheme;

(c) it holds such licences and authorities as are necessary to lawfully perform its obligations under this agreement;

(d) in giving any instructions under this agreement, the Customer will act as principal;

(e) in giving any instructions under this agreement, the Customer will act in accordance with the provisions of its constitution, the constitution of the Scheme or other constituent documents, any applicable laws and regulations and comply with any investment restrictions in any prospectus, information memorandum, investment management agreement or other document governing the investment by the Customer;

(f) at the date of signing this agreement, the Customer is not in breach of any contractual arrangement which would give rise to an Event of Default;

(g) no litigation, arbitration or administrative proceeding or claim is in progress, pending or to the Customer's knowledge threatened, which could affect the legality, validity or enforceability of this agreement or affect the Customer's ability to perform its obligations under this agreement;

(h) it has complied with its legal obligations and regulatory requirements concerning money laundering and investments in the Scheme, has implemented due diligence procedures to ensure that investments in the Scheme are not made for money laundering purposes or other unlawful purposes and the due diligence procedures are consistent with those which a prudent trustee and manager of a fund of the same kind as the Scheme would implement;

(i) it is an Australian resident taxpayer;

(j) each representation and warranty set out in Schedule 5.

The Customer further represents and warrants that each of the warranties set out above in this clause 11.1 is true and correct in every respect as at the date of this agreement and will be so at all times while this agreement remains in force.

11.2 UBS's representations and warranties

UBS represents and warrants to the Customer that:

(a) it has the power to enter into and perform its obligations under this agreement, and has duly executed this agreement so as to constitute the valid and binding obligations of UBS;

(b) it holds such licences and authorities as are necessary to lawfully perform its obligations under this agreement;

(c) the terms of this agreement do not violate any obligation by which UBS is bound, whether arising by contract, operation of law or otherwise.

UBS further represents and warrants that each of the warranties set out above in this clause 11.1 is true and correct in every respect as at the date of this agreement and will be so at all times while this agreement remains in force.

11.3 Acknowledgment

The parties acknowledge that:

(a) they have taken their own financial, legal, taxation and other advice in relation to this agreement, and they have made an independent assessment of this agreement and the business being entered into under the terms of this agreement; and

(b) they have not relied on any statements, representations, promises or undertakings that are not contained in this agreement.

12 Liability of Parties

12.1 Liability of Customer Limited

UBS agrees that the liability of the Customer to UBS, its agents or any other person under or arising out of this agreement is limited to the amount that the Customer actually receives in the exercise of its right of indemnity against the assets of the Scheme. However, if the Customer is not entitled to be indemnified from the assets of the Scheme due to the fraud, wilful violation of the law, gross negligence, breach of trust, breach of duty or other default of the Customer or its agents (other than UBS) the Customer will be fully personally liable to UBS.

12.2 No Responsibility of UBS

The Customer acknowledges that:

(a) UBS is not providing advice to the Customer under this agreement and no executing broker has authority to give investment advice on behalf of UBS;

(b) UBS is not responsible for monitoring the Customer's positions for the purpose of determining their composition or performance;

(c) UBS is not responsible for monitoring the overall financial position of the Customer or determining whether the Transactions entered into by the Customer meet the investment objectives or comply with the investment restrictions of the Customer; and

(d) the Customer is responsible for ensuring that it complies with all laws and regulations applicable to the Customer, including short selling laws.

12.3 References to UBS

The Customer agrees that it will not make any reference to UBS or any Related Entity of UBS in any Offer Document, Public Information or advertising or publicity of the Offer without the prior written consent of UBS

or the Related Entity (as applicable). All requests for consent must be made in writing to UBS.

12.4 Indemnity Concerning Offers and Publicity

The Customer unconditionally and irrevocably undertakes to indemnify on demand the UBS and each Related Entity of UBS against all Losses incurred directly or indirectly as a result of:

(a) any statement in any Offer Documents or Public Information being misleading or deceptive or containing an omission;

(b) the distribution of any Offer Documents and the making of any Offer; and

(c) any advertising or publicity of any Offer issued with the knowledge and consent of the Customer.

12.5 Exclusion of Liability

To the extent permitted by law, neither UBS nor any of its Related Entities or their respective employees or agents is liable for any Losses suffered by the Customer under or in connection with this Agreement unless the Losses arise from the negligence, wilful default or fraud of that person, but in no event is UBS nor any of its Related Entities or their respective employees or agents liable for any consequential loss or damage but in no circumstances will UBS nor any of its Related Entities or their respective employees or agents be liable for any Losses arising from any matter expressly identified in this agreement as a matter for which UBS is not responsible and for which UBS will not be liable.

12.6 Indemnity in Favour of UBS

To the extent permitted by law, the Customer indemnifies UBS and each of its Related Entities or their respective employees and agents against any Losses which may be suffered or incurred directly or indirectly by that person in connection with or as a result of any act or service performed or permitted under this agreement (other than Excluded Tax), except to the extent that the expense or loss is due to negligence, wilful default or fraud of that person.

13 Notices

13.1 Form

Unless expressly stated otherwise in this agreement, all notices, certificates, consents, approvals, waivers and other communications in connection with this agreement must be in writing, signed by the sender (if an individual) or an Authorised Officer of the sender and marked for the attention of the person identified in the Details or, if the recipient has notified otherwise, then marked for attention in the way last notified.

13.2 Delivery

They must be:

(a) left at the address set out or referred to in the Details;

(b) sent by prepaid ordinary post (airmail if appropriate) to the address set out or referred to in the Details;

(c) sent by fax to the fax number set out or referred to in the Details;

(d) sent by electronic messaging system to the electronic address identified by the Customer in writing or via a dedicated electronic messaging system between the Customer and UBS, if the Customer authorises the use of electronic messages under clause 13.7; or

(e) given in any other way permitted by law.

However, if the intended recipient has notified a changed postal address, changed fax number or changed electronic address, then the communication must be to that address or number.

13.3 When effective

They take effect from the time they are received unless a later time is specified.

13.4 Receipt - post

If sent by post, they are taken to be received three days after posting (or seven days after posting if sent to or from a place outside Australia).

13.5 Receipt and Indemnity - fax

If sent by fax, they are taken to be received at the time shown in the transmission report as the time that the whole fax was sent. By providing documents or other instructions by way of facsimile , the Customer releases UBS and each of its Related Entities from, and indemnifies each of them against, all losses and liabilities arising from any payment or action UBS or any Related Entity of UBS makes based on any instruction (even if not genuine) that UBS or the Related Entity receives by facsimile bearing a signature apparently that of an Authorised Officer of the Customer.

13.6 Receipt – electronic message

If sent by electronic means, they are taken to be received at the time that the sender receives electronic confirmation that the message has been delivered.

13.7 Receipt - general

Despite clauses 13.4 ("Receipt - post"), 13.5 ("Receipt - fax") and 13.6 ("Receipt-electronic message"), if they are received after 5.00pm in the place of receipt or on a non-Business Day, they are to be taken to be received at 9.00am on the next Business Day.

13.8 Electronic messages

The Customer may authorise UBS to send the Customer or the Customer's adviser unencrypted statements (including Margin statements) and other

notices or notifications by electronic means. If the Customer authorises UBS to do so, the Customer accepts all the risks of UBS sending the statements, notices or notifications by electronic means, including, without limitation, any risks arising from the corruption, alteration, interception or disclosure of data and the risk of delayed or incomplete receipt.

14 Reporting

14.1 Reports to Customer

UBS will provide to the Customer the reports referred to in schedule 1 within the times specified in that schedule in respect of the Customer as appropriate having regard to the services provided under this agreement. These reports will be provided for information only and any valuations represent an estimate only and do not represent the value of the Assets.

14.2 Reports to UBS

The Customer will provide to UBS the reports referred to in schedule 2 within the times specified in that schedule.

14.3 Method of giving reports

All reports must be sent in accordance with clause 13 or as agreed by the parties.

14.4 Tax information

UBS is not responsible for providing statements, records, summaries or returns on matters relating to Taxes to the Customer or any Government Agency for or on behalf of the Customer.

15 Stamp duties

15.1 Customer to pay or reimburse stamp duties

The Customer must pay or reimburse UBS for all stamp, transaction, registration and similar Taxes (including interest, fines and penalties) incurred by UBS or any of its Related Entities on or in relation to the execution, delivery, performance or enforcement of this agreement or any payment, receipt or other transaction contemplated by this agreement other than an Excluded Tax.

15.2 Included Taxes

Those Taxes include financial institutions duty, debits tax or other Taxes payable by return and Taxes passed on to UBS or any Related Entity by a bank or financial institution, other than an Excluded Tax.

15.3 Delay or omission

The Customer indemnifies UBS and each Related Entity against any liability resulting from delay or omission to pay those Taxes except to the extent the liability results from failure by UBS or any Related Entity to pay any Tax

after having been put in funds (with all necessary documents) to do so by the Customer, other than an Excluded Tax.

16 Goods and services tax (GST)

16.1 Amounts exclusive of GST

All payments to be made by the Customer under or in connection with this agreement (including payments made under the ASLA) have been calculated without regard to GST.

16.2 GST gross up

If all or part of any such payment (including payments made under the ASLA) is the consideration for a Taxable Supply, the Customer must pay to the supplier additional consideration equal to the GST Amount. Such additional amount is to be paid on the earlier of:

(a) the date of the first payment for the Taxable Supply; and

(b) the date 5 Business Days after the date on which an Invoice is issued for the Taxable Supply.

16.3 GST Input Tax Credits

Where under or in connection with this agreement the Customer is required to reimburse or indemnify for an amount, the Customer will pay the relevant amount (including any sum in respect of GST) less any GST Input Tax Credit which UBS determines (acting reasonably) that it is entitled to claim in respect of that amount.

16.4 GST Groups

If a person is a member of a GST Group, references to GST for which the person is liable, and to Input Tax Credits to which the person is entitled, include GST for which the Representative Member of the GST Group is liable and Input Tax Credits to which the Representative Member is entitled.

GST means the goods and services tax as imposed by the GST Law together with any related interest, penalties, fines or other charges.

GST Amount means in relation to a Taxable Supply the amount of GST for which the supplier is liable in respect of the Taxable Supply.

GST Group has the meaning given to this term by the GST Law.

GST Law has the meaning given to that term in A New Tax System (Goods and Services Tax) Act 1999, or, if that Act does not exist for any reason, means any Act imposing or relating to the imposition or administration of a goods and services tax in Australia and any regulation made under that Act.

Input Tax Credit has the meaning given to this term by the GST Law.

Invoice has the meaning given to this term by the GST Law.

Representative Member has the meaning given to this term by the GST Law.

Taxable Supply has the meaning given to this term by the GST Law.

17 Non-Australian GST

17.1 Amounts exclusive of Non-Australian GST

All payments to be made by the Customer under or in connection with this agreement (including payments made under the ASLA) have been calculated without regard to Non-Australian GST.

17.2 Non-Australian GST gross up

If all or part of any such payment (including payments made under the ASLA) is the consideration for a supply of goods or services (however defined) by UBS in respect of which Non-Australian GST is payable (whether by UBS or any person on its behalf or in its place) to any relevant tax authority or Government Agency, the Customer must pay to UBS additional consideration equal to the amount of any such Non-Australian GST. Such additional amount is to be paid on demand by UBS.

17.3 Input tax credits

Where under or in connection with this agreement the Customer is required to reimburse or indemnify for an amount, the Customer will pay the amount (including any sum in respect of Non-Australian GST) less any input tax credit (however defined or described) which UBS determines (acting reasonably) that it is entitled under the law applicable to that Non-Australian GST to claim in respect of that amount.

Non-Australian GST means any goods and services tax, value added tax or similar transactional tax, however described, imposed on supplies of goods or services under the law of any jurisdiction outside Australia , together with any related interest, penalties, fines or other charges.

18 Assignment

A party may not assign or otherwise deal with its rights under this agreement or allow any interest in them to arise or be varied in each case, without the consent of the other party (which consent must not be unreasonably withheld or delayed).

19 Governing law

This agreement is governed by the law in force in the place specified in the Details. Each party submits to the non-exclusive jurisdiction of the courts of that place.

20 Entire agreement

This agreement constitutes the entire agreement of the parties about its subject matter and supersedes all previous agreements, understandings and negotiations on that subject matter.

21 Services of UBS not to be exclusive

(a) The services of UBS to the Customer under this Agreement are not exclusive and nothing in this Agreement restricts UBS's ability to provide services (whether or not similar) to others and to retain for UBS's own use and benefit all fees or other money payable as a result. The Customer acknowledges that UBS may provide its services in respect of any Assets notwithstanding the fact that UBS or a Related Entity may be the issuer of the Assets, or provides services to the issuer, or otherwise has an interest in the Assets.

(b) UBS is not deemed to be affected with notice of, or to be under any duty to disclose to the Customer, any fact or thing which comes to the notice of UBS or any servant or agent of UBS in the course of UBS rendering similar services to others or in the course of its business in any other capacity or in any manner whatsoever otherwise than in the course of carrying out its duties hereunder.

(c) UBS or any Related Entity may act on its normal terms in relation to any transactions, facilities or other services to be arranged for, on behalf of, by or with the Customer. UBS and any Related Entity are entitled to charge and retain any benefits (including, without limitation, any fees, charges or interest payable by the Customer or any third party) accruing to UBS or any Related Entity in relation to its function as banker, investment manager, advisor or provider of other facilities or services without liability to account to the Customer and without that abating any amounts payable by the Customer.

22 Termination

22.1 Termination by notice

Either party may terminate this agreement by giving 30 Business Days' written notice to the other party, except that this agreement remains applicable to any outstanding:

(a) Transactions UBS has been instructed to settle;

(b) cash advances or securities loans under this agreement; and

(c) UBS Transactions.

22.2 The Customer's instructions

On termination in accordance with clause 22.1, UBS will use all reasonable endeavours to comply with the Customer's instructions, including:

(a) transferring all positions to an alternative prime broker;

(b) unwinding all positions and paying a cash amount to the Customer; or

(c) a combination of both.

23 General

23.1 Discretion in exercising rights

A party may exercise a right or remedy or give or refuse its consent in any way it considers appropriate (including by imposing conditions), unless this agreement expressly states otherwise.

23.2 Partial exercising of rights

If a party does not exercise a right or remedy fully or at a given time, the party may still exercise it later.

23.3 No liability for loss

A party is not liable for loss caused by the exercise or attempted exercise of, failure to exercise, or delay in exercising, a right or remedy under this agreement.

23.4 Approvals and consents

By giving its approval or consent, a party does not make or give any warranty or representation as to any circumstance relating to the subject matter of the consent or approval.

23.5 Conflict of interest

The parties' rights and remedies under this agreement may be exercised even if this involves a conflict of duty or a party has a personal interest in their exercise.

23.6 Remedies cumulative

The rights and remedies provided in this agreement are in addition to other rights and remedies given by law independently of this agreement.

23.7 Rights and obligations are unaffected

Rights given to the parties under this agreement and the parties' liabilities under it are not affected by anything which might otherwise affect them by law.

23.8 Variation and waiver

A provision of this agreement or a right created under it, may not be waived or varied except in writing, signed by the party or parties to be bound.

23.9 Indemnities

The indemnities in this agreement are continuing obligations, independent from the other obligations of the parties under this agreement and continue

after this agreement ends. It is not necessary for a party to incur expense or make payment before enforcing a right of indemnity under this agreement.

23.10 Prompt performance

If this agreement specifies when the party agrees to perform an obligation, the party agrees to perform it by the time specified. Each party agrees to perform all other obligations promptly.

23.11 Force majeure

Despite any other provision of this agreement, no party need act if it is impossible to act due to any cause beyond its control (including break-down or failure of transmission, communication or computer facilities, failure of any relevant exchange, clearing house or broker to perform its obligations, war, riot, natural disaster, labour dispute, or law taking effect after the date of this agreement). The non-performing party agrees to notify each other party promptly after it determines that it is unable to act.

23.12 No responsibility for force majeure

No party has responsibility or liability for any loss or expense suffered or incurred by any other party as a result of its not acting for so long as the impossibility under clause 23.11 continues. However, the non-performing party agrees to make reasonable efforts to avoid or remove the cause of non-performance and agrees to continue performance under this agreement promptly when the causes are removed.

23.13 Counterparts

This agreement may consist of a number of copies, each signed by one or more parties to the agreement. If so, the signed copies are treated as making up the one document and the date on which the last counterpart is executed will be the date of the agreement.

23.14 Currency conversion on judgment debt

If a judgment, order or proof of debt for an amount in connection with this agreement is expressed in a currency other than that in which the amount is due under this agreement, then the Customer indemnifies UBS against:

(a) any difference arising from converting the other currency if the Spot Rate of exchange for converting the other currency into the due currency available to UBS when UBS receives a payment in the other currency is less favourable to UBS than the rate of exchange used for the purpose of the judgment, order or acceptance of proof of debt; and

(b) the costs, charges, expenses and Taxes of conversion.

The Customer agrees to pay amounts due under this indemnity on demand from UBS.

24 Definitions and Interpretation

24.1 Definitions

These meanings apply unless the contrary appears:

Assets means any assets held by UBS as Collateral and any Custodial Assets either delivered by the Custodian to UBS in accordance with clause 10 or subject to the Security.

ASLA means the Australian Securities Lending Agreement ("**ASLA**") in schedule 3.

Associate means a body corporate that is an associate of UBS by application of Part 1.2, Division 2 of the Corporations Act.

Authorised Officer means a person appointed by the relevant party to act as an Authorised Officer for the purposes of this agreement.

Base Currency means Australian Dollars.

Borrowing Request means a request made in writing by the Customer to UBS pursuant to clause 8.1 specifying, as necessary:

(a) the description, title and amount of the securities required by the Customer;

(b) the description (if other than Australian currency) and amount of any margin to be provided;

(c) the proposed settlement date;

(d) the duration of such loan;

(e) the mode and place of delivery, which shall, where relevant, include the bank, agent, clearing or settlement system and account to which delivery of the securities and any margin is to be made;

(f) the Margin in respect of the transaction; and

(g) the fee in respect of the transaction.

Business Day means a day other than a Saturday, Sunday or public holiday in Sydney.

Cash Account means a ledger account maintained by UBS for the recording of cash balances in accordance with this agreement.

Charge means the document of that name entered into by the Customer, UBS and the Custodian on or about the date of this agreement.

Claim means any allegation, debt, cause of action, liability, claim, proceeding, suit or demand of any nature howsoever arising and whether present or future, fixed or unascertained, actual or contingent whether at law, in equity, under statute or otherwise.

Collateral means such securities or financial instruments or cash which the Customer delivers to UBS for the purpose of meeting any Margin Requirement in accordance with this agreement and includes any certificate or other documents of title and transfer in respect of such securities, financial instruments or cash.

Corporations Act means the Corporations Act 2001 (Cwlth).

Credit Limit means the upper limit of cash advances to the Customer as determined by UBS.

Custodial Assets means the assets to be transferred or delivered to the Custodian by the Customer and accepted by the Custodian after the date of the Charge, including those transferred or delivered to the Custodian in accordance with this agreement and the right to receive cash or the return of property from UBS under this agreement. Where the Custodian is not UBS Nominees Pty Ltd, this only includes assets within the categories agreed between the Customer and UBS.

Custodian means UBS Nominees Pty Ltd or such other person as UBS agrees in accordance with clause 7.

Customer Agreement means:

(a) any charge between UBS and the Custodian to secure the Customer's obligations under this agreement;

(b) any custody agreement between the Customer and the Custodian;

(c) any ASLA between the Customer and UBS;

(d) any ISDA Master Agreement between the Customer and UBS or any Related Entity as amended by any annexes and confirmations;

(e) any PSA/ISMA Global Master Repurchase Agreement (a "Repo Agreement") between the Customer and UBS or any Related Entity;

(f) any Exchange Traded Derivatives Global Agency Clearing Agreement or ASX agreement between the Customer and UBS or any Related Entity; and

(h) any other document that the Parties agree should be included as a "Customer Agreement".

Details means the section of this agreement headed "Details".

Disposal of an Asset means the sale, transfer, assignment, redemption, surrender or disposal in any way of the Asset, part of the Asset or the right to receive payment of amounts referable to or payable under the Asset.

Encumbrance means any mortgage, lien, charge, pledge, assignment by way of security, security interest, title retention, preferential right or trust arrangement, claim, covenant, profit a prendre, easement or any other security arrangement or any other arrangement having the same effect

Event of Default means an event so described in clause 9.

Excluded Tax means a Tax imposed by a jurisdiction on the net income of UBS because UBS has a connection with that jurisdiction but not:

(a) a Tax calculated by reference to the gross amount of a payment under a document (without the allowance of a deduction);

(b) a Tax calculated by reference to the profit or gain from the Disposal of an Asset; or

(c) a Tax imposed because UBS is taken to be connected with that jurisdiction solely because it is party to a document or a transaction contemplated by a document.

Government Agency means any governmental, semi-governmental, administrative, fiscal, judicial or quasi-judicial body, department, commission, authority, tribunal, agency or entity.

Income means all interest, dividends or other distributions on Assets.

Initial Margin means the amount specified in schedule 4 or in any UBS Customer Agreement as applying to the relevant Transaction or otherwise notified by UBS to the Customer in writing.

A person is **Insolvent** if:

(a) it is (or states that it is) an insolvent under administration or insolvent (each as defined in the Corporations Act); or

(b) it has had a Controller appointed or is in liquidation, in provisional liquidation, under administration or wound up or has had a Receiver appointed to any part of its property; or

(c) it is subject to any arrangement, assignment, moratorium or composition, protected from creditors under any statute or dissolved (in each case, other than to carry out a reconstruction or amalgamation while solvent on terms approved by the other parties to this agreement); or

(d) an application or order has been made, resolution passed, proposal put forward, or any other action taken, in each case in connection with that person, which is preparatory to or could result in any of (a), (b) or (c) above; or

(e) it is taken (under section 459F(1) of the Corporations Act) to have failed to comply with a statutory demand; or

(f) it is the subject of an event described in section 459C(2)(b) or section 585 of the Corporations Act (or it makes a statement from which another party to this agreement reasonably deduces it is so subject); or

(g) it is otherwise unable to pay its debts as and when they fall due; or

(h) something having a substantially similar effect to (a) to (g) happens in connection with that person under the law of any jurisdiction.

Level of Gearing means the result of dividing the aggregate absolute mark-to-market value of all trading positions the Customer has outstanding at any time (whether long or short and regardless of whether they are pair trades) by the Net Asset Value. For the purposes of this computation, amounts denominated in a currency other than Australian dollars shall be converted to Australian dollars at the Spot Rate prevailing on the date of such calculation.

Liabilities on any day, means the aggregate (as determined by UBS) of all money, debts, liabilities and obligations, whether present or future, actual or contingent, owed by the Customer to UBS or any Related Entity under this agreement, any UBS Customer Agreement or under any other agreement or transaction between the Customer and UBS or any Related Entity whatsoever, plus any costs and expenses (including without limitation, legal fees) which UBS may incur in enforcing or maintaining any of its rights under any of these agreements.

Losses means all Claims, demands, damages, losses, costs, expenses and liabilities.

Margin means the value of the aggregate of (1) any cash standing to the credit of the Customer's Cash Account; (2) Assets credited to the Customer's Portfolio Account (after discounting each security by the applicable Valuation Percentage).

Margin Requirement means the amount of Collateral required to be provided by the Customer from time to time calculated by UBS as the margin requirement under this agreement, being an amount equal to or greater than the Liabilities plus any Initial Margin applying to the Transactions.,

Material Adverse Event means something which materially adversely affects:

(a) the Customer's ability to comply with its obligations under this agreement or to carry on its business as it is being conducted at the time immediately preceding the event; or

(b) the rights of UBS under this agreement.

Net Asset Value means the result in Australian dollars of subtracting the total value of all liabilities of the Customer (including but not limited to the aggregate mark-to-market value of all trading positions constituting liabilities) from the total value of assets of the Customer (including but not limited to cash, deposit accounts and instruments, securities and the aggregate mark-to-market value of all trading positions constituting assets). For the purposes of this computation, amounts denominated in a currency other than the Base Currency shall be converted to the Base Currency at the Spot Rate prevailing on the date of such calculation.

Notification Time means the notification time for margining specified in Schedule 4.

Offer means an offer of interest in the Fund made by or on behalf of the Customer.

Offer Document means a document issued or published by or on behalf of the Customer in respect of the Offer, including any placement memorandum.

Outstanding Margin Requirement means the amount (if any) by which the Margin Requirement exceeds the Margin.

Overdue Margin Interest Rate means the interest rate specified in the fee schedule provided to the Customer as updated by UBS from time to time.

Portfolio Account means a ledger account maintained by UBS for the recording of the securities balances of securities which are Assets.

Public Information means public and other media statement or statements to investors in the Fund made by or on behalf of the Customer in relation to the affairs of the Customer, the Fund or the Offer.

Receiver includes a receiver or receiver and manager.

Related Entity has the meaning it has in the Corporations Act.

Rules means the rules for the time being of the Stock Exchange (where either party is a member of the Stock Exchange) or any other regulatory authority whose rules and regulations affect the activities of the parties from time to time pursuant to this agreement. In an Event of Default, where either party is a member of the Stock Exchange, the rules and regulations of the Stock Exchange prevail.

Scheme means the scheme identified in the Details.

Securities System means a clearing agency which acts as a securities depository, or another book entry system for the central handling of securities.

Security means the charge created under the Charge.

Spot Rate where an amount in one currency is to be converted into a second currency on any date, means, unless the parties otherwise agree, the spot rate of exchange quoted by UBS current at 3pm on that date for the sale by UBS of the second currency against a purchase by UBS of the first currency.

Stock Exchange means the Australian Stock Exchange Limited and any market operated by it.

Subsidiary of an entity means another entity which is a subsidiary of the first within the meaning of part 1.2 division 6 of the Corporations Act or is a subsidiary or otherwise controlled by the first within the meaning of any approved accounting standard.

Taxes means taxes, levies, imposts, charges and duties (including, stamp and transaction duties) imposed by any Government Agency, together with any related interest, penalties, fines and expenses in connection with them.

Transaction means the purchase or sale by the Customer of any security, derivative, currency or other financial instrument (whether on or off market), including without limitation, any foreign exchange transaction, securities loan or exchange traded derivative transaction.

UBS Securities means UBS Securities Australia Limited (ABN 62 008 586 481).

UBS Customer Agreement means a Customer Agreement and an agreement between UBS and the Customer which the parties identify in writing is an UBS Customer Agreement for the purposes of this agreement (provided that UBS has not notified the Customer that the agreement has ceased to be an UBS Customer Agreement for the purposes of this agreement).

UBS Transaction means a Transaction under a UBS Customer Agreement.

Value means with respect to any Assets as of any time on any date, the bid price for those Assets at such time on such date obtained from a source selected by UBS (and where different prices are obtained for different delivery dates, the price so obtainable for the earliest available such delivery date) (provided that the price of Assets that are suspended is (for the purposes of calculating the Customer's Margin Requirement) nil unless the parties otherwise agree and (for all other purposes) is the price of those Assets as of close of business on the dealing day in the relevant market last preceding the date of suspension) plus the aggregate amount of Income which, as of such date, has accrued but not yet been paid in respect of the Assets to the extent not included in such price as of such date, and for these purposes any sum in a currency other than the Base Currency is converted into the Base Currency at the Spot Rate prevailing at the relevant time.

Valuation Percentage has the meaning specified in schedule 4.

24.2 References to certain general terms

Unless the contrary intention appears, a reference in this agreement to:

(a) **(variations or replacement)** a document (including this agreement) includes any variation or replacement of it;

(b) **(clauses, annexures and schedules)** a clause, annexure or schedule is a reference to a clause in or annexure or schedule to this agreement;

(c) **(reference to statutes)** except in the definitions of Related Entity and Subsidiary a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(d) **(law)** law means common law, principles of equity, and laws made by parliament (and laws made by parliament include State, Territory and Commonwealth laws and regulations and other instruments under

them, and consolidations, amendments, re-enactments or replacements of any of them);

(e) **(singular includes plural)** the singular includes the plural and vice versa;

(f) **(person)** the word "person" includes an individual, a firm, a body corporate, a partnership, joint venture, an unincorporated body or association, or any Government Agency;

(g) **(executors, administrators, successors)** a particular person includes a reference to the person's executors, administrators, successors, substitutes (including persons taking by novation) and assigns;

(h) **(two or more persons)** an agreement, representation or warranty in favour of two or more persons is for the benefit of them jointly and each of them individually;

(i) **(jointly and severally)** an agreement, representation or warranty by two or more persons binds them jointly and each of them individually;

(j) **(reference to a group of persons)** a group of persons or things is a reference to any two or more of them jointly and to each of them individually;

(k) **(dollars)** Australian dollars, dollars, A$ or $ is a reference to the lawful currency of Australia;

(l) **(calculation of dollar amounts)** in calculating any amount referred to in this agreement as an amount in Australian dollars an amount held in a currency other than Australian dollars is to be converted to Australian dollars at the Spot Rate prevailing on the date of such calculation;

(m) **(calculation of time)** if a period of time dates from a given day or the day of an act or event, it is to be calculated exclusive of that day;

(n) **(reference to a day)** a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(o) **(accounting terms)** an accounting term is a reference to that term as it is used in accounting standards under the Corporations Act, or, if not inconsistent with those standards, in accounting principles and practices generally accepted in Australia;

(p) **(meaning not limited)** the words "include", "including", "for example" or "such as" are not used as, nor are they to be interpreted as, words of limitation, and, when introducing an example, do not limit the meaning of the words to which the example relates to that example or examples of a similar kind;

(q) **(next day)** if an act under this agreement to be done by a party on or by a given day is done after 5.30pm on that day, it is taken to be done on the next day;

(r) **(next Business Day)** if an event under this agreement must occur on a stipulated day which is not a Business Day then the stipulated day will be taken to be the next Business Day

(s) **(time of day)** time is a reference to Sydney time;

(t) **(reference to anything)** anything (including any amount) is a reference to the whole and each part of it; and

(u) **(deliver)** the word "deliver" includes transfer.

24.3 Headings

Headings (including those in brackets at the beginning of paragraphs) are for convenience only and do not affect the interpretation of this agreement.

EXECUTED as an agreement

Schedule 1 – Reports to Customer (clause 14.1)

Subject	Description	Frequency	Deadline
Securities	Statement of securities at days end	Daily	12pm on the following Business Day
Securities	All securities transactions that remain unsettled at days end	Monthly	3 Business Days after month end
Any other report agreed in writing by the parties	As agreed	As agreed	As agreed

Schedule 2 – Reports to UBS (clause 14.2)

Description	Frequency	Deadline
Audited scheme financial statements	Annually	120 days of the end of the financial year
Unaudited scheme financial statements	Quarterly	Within 10 days of the last Business Day of each quarter
Net Asset Value (or equivalent) and Level of Gearing provided by an independent third party, as agreed between UBS and the Customer as at the last Business Day of the month	Monthly	Within 10 days of the last Business Day in each calendar month
Performance for the month and for year to date	Monthly	Within 10 days of the last Business Day in each calendar month
Any other information which UBS may reasonably request from the Customer from time to time	Ad hoc	Upon request of UBS

Schedule 3 – Australian Securities Lending Agreement (clause 8.1)

Schedule 4 - Collateral Terms

Initial Margin: As agreed at or prior to the time of trading.

Minimum size of Margin calls AUD$10,000 or its equivalent in any other currency or currencies or the Value of Assets.

Interest Rate for cash Margin: as specified in the fee schedule provided to the Customer as updated by UBS from time to time.

Valuation Percentage: the discounted percentage to be applied to the market value of each security to determine the value of the Margin, as determined by UBS in its sole discretion and as notified to the Customer in writing from time to time.

Notification Time: 2pm Sydney time.

Contact Details:

UBS

David Gray
Tel: (02) 9324 3624
Fax: (02) 9324 3601

Free Call: 1300 657 514

The Customer

As set out in the Details.

Schedule 5 – Additional Events of Default and Representations

Additional Events of Default

(a) **(minimum Net Asset Value of the Fund and decline in Net Asset Value ("NAV"))**

At any time on or after the date of this Agreement

(i) up to and including [31 December] 2004, the NAV is at any time less than A$[XX],000,000;

(ii) after [insert 2005 the NAV is at any time less than A$[XX],000,000("X");

provided that in the event that the NAV shown on the most recent audited annual financial statement ("**Statement**") is greater than $[same figure as (i) above 10,000, the Fund's Net Asset Value is less than 70% of its Net Asset Value shown in the Statement ("Y"). For the avoidance of doubt, the greater of X or Y will apply; or

(iii) there occurs at any time a decline in the Customer's Net Asset Value (as at the last day of any calendar month (such date, "D") of:

(A) 10% or greater within one calendar month of D; or

(B) 15% or greater within 3 calendar months of D; or

(C) 25% or greater within 12 calendar months of D.

Notwithstanding the occurrence of any event referred to in sub-paragraph (a) above, UBS may, in its absolute discretion, allow the Customer an additional period of time to remedy such event.

(b) **(Change in Management)** XXX Limited ceases to act as trustee and manager of the Scheme.

(c) **(Change in Investment Manager)** XXXXX Limited ceases to act as investment manager of the Scheme, or has a material change in ownership.

(d) **(Change in Management)** If XXXX ceases to be actively involved in the management of the Scheme.

(e) **(Change in M&A)** If there is a material change to the Memorandum & Articles of Association of the Scheme.

(f) **(Change in IMA)** If there is material change in the terms of the Investment Management Agreement between the Customer and XXX Limited.

(g) **(Failure to Deliver Net Asset Value Statements)** If the Customer or Investment Manager fails to deliver the Net Asset Value and Level of Gearing Report within the time set out in Schedule 2 of this Agreement.

Signing page

DATED:

SIGNED by **UBS AG, AUSTRALIA BRANCH** by its duly authorised attorneys:))))

....
Signature of authorised person

....
Signature of authorised person

DAVID GRAY ....
Name of authorised person (block letters)

COLIN TAYLOR ....
Name of authorised person (block letters)

SIGNED by **XXXX LIMITED** in accordance with section 127(1) of the Corporations Act:))))

....
Signature of authorised person

....
Signature of authorised person

....
Office held

....
Office held

....
Name of authorised person (block letters)

....
Name of authorised person (block letters)

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: Boart Longyear Group

ACN/ARSN: ABN 49 123 052 728

1. Details of substantial holder (1)

Name: Delta Partners, LLC

ACN/ARSN (if applicable):

The holder became a substantial holder on 27/June/2007

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary Shares	80,925,000	80,925,000	5.45%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Delta Partners, LLC	Annexure A	80,925,000
Charles Jobson	Annexure A	80,925,000

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Delta Partners, LLC	Annexure A	Annexure A	80,925,000
Charles Jobson	Annexure A	Annexure A	80,925,000

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Delta Partners, LLC	4, April 2007 through 27, June 2007	Yes		80,925,000
Charles Jobson	Same as above			

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Delta Partners, LLC	One International Place, Suite 2401, Boston, MA 02110
Charles Jobson	Same as above

Signature

print name	Rebecca Rogers	capacity	Chief Operating Officer, Delta Partners, LLC
sign here		date	28/June/2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Annexure A

Delta Partners, LLC is the investment manager for three private investment funds and one separately managed account. Charles Jobson is the sole managing member of Delta Partners, LLC. All 80,925,000 ordinary shares reported for Delta Partners, LLC and Charles Jobson are beneficially owned by the three private investment funds and one separately managed account. Charles Jobson and Delta Partners, LLC have the power to control the voting and/or disposal of the shares. All shares were purchased in the ordinary course of business.

This is annexure A of 1 page referred to in Form 603: Notice of initial substantial holder

Rebecca Rogers	Chief Operating Officer
Signature	Capacity

June 28, 2007

Date

BOART LONGYEAR

Boart Longyear Limited ABN 49 123 052 728

Registered Office

Level 25, Chifley Tower, 2 Chifley Square, Sydney
New South Wales 2000, Australia
Tel: +61 2 9293 2599 • Fax: +61 2 9293 2907

E-mail: ir@boartlongyear.com

www.boartlongyear.com

26 June 2007

Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Boart Longyear Limited – Half Year Results Release Date

Boart Longyear Limited (BLY) wishes to advise that it expects to announce its results for the six months ending 30 June 2007 on Thursday 23 August 2007.

Yours sincerely



Alison Henriksen
Company Secretary

Form 603

Corporations Act
Section 671B

Notice of initial substantial holder

To: Company Name/Scheme: Boart Longyear Limited

1. Details of substantial holder (1)

Name: UBS Nominees Pty Ltd and its related bodies corporate

ABN: 32 001 450 522

The holder became a substantial holder on: 07 May 2007

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Persons' votes (5)	Voting power (6)
Ordinary	79,597,808	79,597,808	5.36%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
UBS AG Australia Branch	Prime Broker with power to control the exercise of the power to dispose of shares pursuant to a Prime Broking Agreement (see attached).	4,853,643 Ordinary
UBS AG London Branch	Prime Broker with power to control the exercise of the power to dispose of shares pursuant to a Prime Broking Agreement.	71,850,166 Ordinary
UBS Securities Australia Ltd	Beneficial owner.	859,999 Ordinary
UBS (Italia) S.p.A.	Broker with power to exercise discretion over account.	2,034,000 Ordinary

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
UBS AG Australia Branch	UBS Nominees Pty Ltd	UBS Nominees Pty Ltd	4,853,643 Ordinary
UBS AG London Branch	Various Custodians	Various Custodians	71,850,166 Ordinary
UBS Securities Australia Ltd	Brispot Nominees Pty Ltd	Brispot Nominees Pty Ltd	859,999 Ordinary
UBS (Italia) S.p.A.	Various Custodians	Various Custodians	2,034,000 Ordinary

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)	Class and number of securities

Please see Annexure A.

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN (if applicable)	Nature of association
UBS AG Australia Branch	Related body corporate
UBS AG London Branch	Related body corporate
UBS Securities Australia Ltd	Related body corporate
UBS Nominees Pty Ltd	Related body corporate
UBS (Italia) S.p.A.	Related body corporate
Brispot Nominees Pty Ltd	Related body corporate

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Details of all UBS offices can be found through the following link: http://apps.ubs.com/locationfinder	

Signature

Print name:	Peter Tillman	Capacity:	Alternate Director
Sign here:		Date:	08 May 2007

Contact details for this notice:

Peter Tillman
Legal & Compliance
(w) +61 2 9324 2231
(f) +61 2 9324 2558
Email: peter.tillman@ubs.com

5-Apr-07	UBS Securities Australia Limited	On market	$1,531,235	818,842	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$40,431	21,621	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$184,619	98,727	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$93,500	50,000	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$65,275	35,000	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$93,250	50,000	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$101,314	54,324	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$561,000	300,000	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$20,215	10,810	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$141,134	75,675	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$93,250	50,000	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$373,000	200,000	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$20,215	10,810	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$932,500	500,000	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$37,343	20,023	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$746,000	400,000	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$81,737	43,827	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$46,625	25,000	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$140,250	75,000	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$935,000	500,000	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$467,500	250,000	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$37,400	20,000	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$2	1	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$47,670	25,492	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$165,865	88,698	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	-$7,998	-4,300	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	-$611,004	-328,497	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	-$930,000	-500,000	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$86,072	46,151	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$153,643	82,162	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$46,750	25,000	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$68,515	36,639	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	-$861,130	-462,973	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$59,857	32,009	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$91,983	49,189	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$9,350	5,000	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$1,870,000	1,000,000	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	-$3,906	-2,100	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	-$4,892	-2,630	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	-$93,000	-50,000	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	-$3,720	-2,000	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	-$18,600	-10,000	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	-$310,248	-166,800	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	-$5,580	-3,000	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	-$3,162	-1,700	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	-$930,000	-500,000	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	-$27,900	-15,000	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	-$37,200	-20,000	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	-$93,000	-50,000	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	-$186,000	-100,000	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	-$1,302	-700	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	-$11,160	-6,000	Ordinary

5-Apr-07	UBS Securities Australia Limited	On market	-$930,000	-500,000	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	-$175,398	-94,300	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	-$240,972	-129,555	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$451,250	250,000	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$625,799	346,703	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$540,000	300,000	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$20,128	11,182	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$727,951	403,297	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$25,319	14,027	Ordinary
10-Apr-07	UBS Securities Australia Limited	On market	-$3,700,000	-2,000,000	Ordinary
10-Apr-07	UBS Securities Australia Limited	On market	$99,730	54,054	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	-$2,790	-1,500	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	-$10,135	-5,449	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	-$80,903	-43,496	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$76,320	42,400	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$72,000	40,000	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$281,552	156,418	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$120,935	67,000	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$48,784	27,027	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$361,000	200,000	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$819	454	Ordinary
10-Apr-07	UBS Securities Australia Limited	On market	-$3,680,000	-2,000,000	Ordinary
10-Apr-07	UBS Securities Australia Limited	Off market	$1,682,100	900,000	Ordinary
11-Apr-07	UBS Securities Australia Limited	On market	-$276,450	-145,500	Ordinary
11-Apr-07	UBS Securities Australia Limited	On market	$9,500	5,000	Ordinary
11-Apr-07	UBS Securities Australia Limited	On market	$51	27	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$468,000	260,000	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$342,000	190,000	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$361,000	200,000	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$180,500	100,000	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$204,891	113,513	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$409,784	227,027	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$46,112	25,547	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$1,800,000	1,000,000	Ordinary
10-Apr-07	UBS Securities Australia Limited	On market	$24,931	13,513	Ordinary
10-Apr-07	UBS Securities Australia Limited	On market	$101,475	55,000	Ordinary
11-Apr-07	UBS Securities Australia Limited	On market	-$268,800	-140,000	Ordinary
11-Apr-07	UBS Securities Australia Limited	On market	-$1,915,000	-1,000,000	Ordinary
11-Apr-07	UBS Securities Australia Limited	On market	-$1,235,411	-636,810	Ordinary
12-Apr-07	UBS Securities Australia Limited	On market	$253	132	Ordinary
12-Apr-07	UBS Securities Australia Limited	On market	$336,801	175,417	Ordinary
5-Apr-07	UBS Securities Australia Limited	On market	$45,856	25,405	Ordinary
10-Apr-07	UBS Securities Australia Limited	On market	$342,690	185,740	Ordinary
10-Apr-07	UBS Securities Australia Limited	On market	$24,931	13,513	Ordinary
10-Apr-07	UBS Securities Australia Limited	On market	$199,459	108,108	Ordinary
10-Apr-07	UBS Securities Australia Limited	On market	$25,930	14,054	Ordinary
10-Apr-07	UBS Securities Australia Limited	On market	$49,865	27,027	Ordinary
10-Apr-07	UBS Securities Australia Limited	On market	$552,000	300,000	Ordinary
10-Apr-07	UBS Securities Australia Limited	On market	-$1,860,000	-1,000,000	Ordinary
10-Apr-07	UBS Securities Australia Limited	On market	-$2,797,500	-1,500,000	Ordinary
10-Apr-07	UBS Securities Australia Limited	Off market	$1,368,687	732,310	Ordinary
12-Apr-07	UBS Securities Australia Limited	On market	$381,000	200,000	Ordinary
12-Apr-07	UBS Securities Australia Limited	On market	$285,750	150,000	Ordinary
12-Apr-07	UBS Securities Australia Limited	On market	$185,054	97,141	Ordinary

12-Apr-07	UBS Securities Australia Limited	On market	$331,459	173,994	Ordinary
12-Apr-07	UBS Securities Australia Limited	On market	$56,546	29,683	Ordinary
10-Apr-07	UBS Securities Australia Limited	On market	$975,988	528,991	Ordinary
10-Apr-07	UBS Securities Australia Limited	On market	$268,752	146,061	Ordinary
10-Apr-07	UBS Securities Australia Limited	On market	$59,675	32,432	Ordinary
10-Apr-07	UBS Securities Australia Limited	On market	$39,573	21,507	Ordinary
10-Apr-07	UBS Securities Australia Limited	On market	$930,000	500,000	Ordinary
11-Apr-07	UBS Securities Australia Limited	On market	$1,220,184	642,202	Ordinary
11-Apr-07	UBS Securities Australia Limited	On market	-$1,930,000	-1,000,000	Ordinary
12-Apr-07	UBS Securities Australia Limited	On market	$28,800	15,000	Ordinary
12-Apr-07	UBS Securities Australia Limited	On market	$476,250	250,000	Ordinary
12-Apr-07	UBS Securities Australia Limited	On market	$476,250	250,000	Ordinary
12-Apr-07	UBS Securities Australia Limited	On market	$307,277	161,300	Ordinary
13-Apr-07	UBS Securities Australia Limited	On market	$51,892	27,027	Ordinary
13-Apr-07	UBS Securities Australia Limited	On market	$480,000	250,000	Ordinary
13-Apr-07	UBS Securities Australia Limited	On market	$38,400	20,000	Ordinary
13-Apr-07	UBS Securities Australia Limited	On market	$28,800	15,000	Ordinary
10-Apr-07	UBS Securities Australia Limited	On market	$373,000	200,000	Ordinary
10-Apr-07	UBS Securities Australia Limited	Off market	$746,000	400,000	Ordinary
10-Apr-07	UBS Securities Australia Limited	Off market	$746,000	400,000	Ordinary
10-Apr-07	UBS Securities Australia Limited	Off market	$186,900	100,000	Ordinary
10-Apr-07	UBS Securities Australia Limited	On market	$93,500	50,000	Ordinary
12-Apr-07	UBS Securities Australia Limited	On market	$307,808	161,579	Ordinary
12-Apr-07	UBS Securities Australia Limited	On market	$190,500	100,000	Ordinary
12-Apr-07	UBS Securities Australia Limited	On market	$335,857	176,303	Ordinary
13-Apr-07	UBS Securities Australia Limited	On market	-$3,840,000	-2,000,000	Ordinary
13-Apr-07	UBS Securities Australia Limited	On market	$23,232	12,100	Ordinary
13-Apr-07	UBS Securities Australia Limited	On market	$279,984	145,825	Ordinary
13-Apr-07	UBS Securities Australia Limited	On market	$10,378	5,405	Ordinary
13-Apr-07	UBS Securities Australia Limited	On market	$25,945	13,513	Ordinary
13-Apr-07	UBS Securities Australia Limited	On market	$103,784	54,054	Ordinary
13-Apr-07	UBS Securities Australia Limited	On market	$20,755	10,810	Ordinary
11-Apr-07	UBS Securities Australia Limited	On market	$2,538	1,336	Ordinary
11-Apr-07	UBS Securities Australia Limited	On market	$465,914	245,218	Ordinary
11-Apr-07	UBS Securities Australia Limited	On market	$11,812	6,217	Ordinary
11-Apr-07	UBS Securities Australia Limited	On market	$190,000	100,000	Ordinary
11-Apr-07	UBS Securities Australia Limited	On market	-$965,000	-500,000	Ordinary
13-Apr-07	UBS Securities Australia Limited	On market	$57,600	30,000	Ordinary
13-Apr-07	UBS Securities Australia Limited	On market	-$293,037	-152,227	Ordinary
13-Apr-07	UBS Securities Australia Limited	On market	-$120,351	-62,520	Ordinary
16-Apr-07	UBS Securities Australia Limited	On market	-$2,983	-1,522	Ordinary
16-Apr-07	UBS Securities Australia Limited	Off market	$5,880,000	3,000,000	Ordinary
13-Apr-07	UBS Securities Australia Limited	On market	-$1,925,000	-1,000,000	Ordinary
13-Apr-07	UBS Securities Australia Limited	On market	-$5,775	-3,000	Ordinary
13-Apr-07	UBS Securities Australia Limited	On market	-$5,775	-3,000	Ordinary
13-Apr-07	UBS Securities Australia Limited	On market	-$9,979	-5,184	Ordinary
13-Apr-07	UBS Securities Australia Limited	On market	-$96,250	-50,000	Ordinary
11-Apr-07	UBS Securities Australia Limited	Off market	-$968,400	-500,000	Ordinary
12-Apr-07	UBS Securities Australia Limited	On market	$28,800	15,000	Ordinary
12-Apr-07	UBS Securities Australia Limited	On market	$35,255	18,362	Ordinary
12-Apr-07	UBS Securities Australia Limited	On market	$866,892	461,506	Ordinary
12-Apr-07	UBS Securities Australia Limited	On market	$143,199	74,583	Ordinary
16-Apr-07	UBS Securities Australia Limited	On market	-$1,960	-1,000	Ordinary
16-Apr-07	UBS Securities Australia Limited	On market	-$5,880	-3,000	Ordinary

16-Apr-07	UBS Securities Australia Limited	On market	-$1,960	-1,000	Ordinary
16-Apr-07	UBS Securities Australia Limited	On market	-$4,900	-2,500	Ordinary
16-Apr-07	UBS Securities Australia Limited	On market	$118,200	60,000	Ordinary
16-Apr-07	UBS Securities Australia Limited	On market	-$14,994	-7,650	Ordinary
16-Apr-07	UBS Securities Australia Limited	On market	-$4,900	-2,500	Ordinary
16-Apr-07	UBS Securities Australia Limited	On market	-$45,831	-23,383	Ordinary
16-Apr-07	UBS Securities Australia Limited	On market	-$4,369	-2,229	Ordinary
16-Apr-07	UBS Securities Australia Limited	On market	-$9,800	-5,000	Ordinary
12-Apr-07	UBS Securities Australia Limited	On market	$480,000	250,000	Ordinary
12-Apr-07	UBS Securities Australia Limited	On market	$476,250	250,000	Ordinary
12-Apr-07	UBS Securities Australia Limited	On market	-$1,905,000	-1,000,000	Ordinary
13-Apr-07	UBS Securities Australia Limited	On market	$219,260	114,198	Ordinary
13-Apr-07	UBS Securities Australia Limited	On market	$14,400	7,500	Ordinary
16-Apr-07	UBS Securities Australia Limited	On market	$249,191	126,493	Ordinary
16-Apr-07	UBS Securities Australia Limited	On market	$19,700	10,000	Ordinary
16-Apr-07	UBS Securities Australia Limited	On market	-$9,875	-5,000	Ordinary
16-Apr-07	UBS Securities Australia Limited	On market	-$845	-428	Ordinary
16-Apr-07	UBS Securities Australia Limited	On market	-$53,003	-26,837	Ordinary
16-Apr-07	UBS Securities Australia Limited	On market	-$1,452,893	-741,272	Ordinary
16-Apr-07	UBS Securities Australia Limited	On market	-$490,000	-250,000	Ordinary
16-Apr-07	UBS Securities Australia Limited	On market	-$479,080	-242,572	Ordinary
16-Apr-07	UBS Securities Australia Limited	On market	-$988	-500	Ordinary
16-Apr-07	UBS Securities Australia Limited	On market	-$13,683	-6,928	Ordinary
13-Apr-07	UBS Securities Australia Limited	On market	$104,016	54,175	Ordinary
13-Apr-07	UBS Securities Australia Limited	On market	$279,984	145,825	Ordinary
13-Apr-07	UBS Securities Australia Limited	On market	$680,016	354,175	Ordinary
13-Apr-07	UBS Securities Australia Limited	On market	$2,179	1,135	Ordinary
13-Apr-07	UBS Securities Australia Limited	On market	$26,880	14,000	Ordinary
17-Apr-07	UBS Securities Australia Limited	Off market	$297,750	150,000	Ordinary
19-Apr-07	UBS Securities Australia Limited	Off market	$946,559	500,000	Ordinary
16-Apr-07	UBS Securities Australia Limited	On market	-$9,875	-5,000	Ordinary
16-Apr-07	UBS Securities Australia Limited	On market	-$274,328	-138,900	Ordinary
16-Apr-07	UBS Securities Australia Limited	On market	-$679,919	-344,263	Ordinary
16-Apr-07	UBS Securities Australia Limited	On market	$197,500	100,000	Ordinary
16-Apr-07	UBS Securities Australia Limited	Off market	-$988,367	-500,000	Ordinary
13-Apr-07	UBS Securities Australia Limited	On market	$2,283	1,189	Ordinary
16-Apr-07	UBS Securities Australia Limited	On market	-$39,200	-20,000	Ordinary
16-Apr-07	UBS Securities Australia Limited	On market	-$1,584	-808	Ordinary
16-Apr-07	UBS Securities Australia Limited	On market	-$1,842,669	-940,137	Ordinary
16-Apr-07	UBS Securities Australia Limited	On market	-$486,078	-247,999	Ordinary
23-Apr-07	UBS Securities Australia Limited	On market	$85,856	46,159	Ordinary
23-Apr-07	UBS Securities Australia Limited	On market	$377,978	203,214	Ordinary
23-Apr-07	UBS Securities Australia Limited	Unknown	-$246,666	-133,333	Ordinary
26-Apr-07	UBS Securities Australia Limited	On market	$83,824	44,118	Ordinary
3-May-07	UBS Securities Australia Limited	Off market	$392,420	200,000	Ordinary
23-Apr-07	UBS Securities Australia Limited	On market	$1,166	627	Ordinary
23-Apr-07	UBS Securities Australia Limited	Off market	$251,333	133,333	Ordinary
24-Apr-07	UBS Securities Australia Limited	On market	-$1,900,000	-1,000,000	Ordinary
26-Apr-07	UBS Securities Australia Limited	On market	$43,442	22,864	Ordinary
16-Apr-07	UBS Securities Australia Limited	On market	$42,377	21,621	Ordinary
16-Apr-07	UBS Securities Australia Limited	On market	$313,510	159,954	Ordinary
16-Apr-07	UBS Securities Australia Limited	On market	$105,946	54,054	Ordinary
16-Apr-07	UBS Securities Australia Limited	On market	$66,863	34,114	Ordinary
16-Apr-07	UBS Securities Australia Limited	On market	$965,696	492,702	Ordinary

4-May-07	UBS Securities Australia Limited	Off market	$148,247	72,960	Ordinary
26-Apr-07	UBS Securities Australia Limited	On market	$85,612	45,059	Ordinary
26-Apr-07	UBS Securities Australia Limited	On market	$66,386	34,940	Ordinary
26-Apr-07	UBS Securities Australia Limited	On market	$22,074	11,618	Ordinary
26-Apr-07	UBS Securities Australia Limited	On market	$5,700	3,000	Ordinary
26-Apr-07	UBS Securities Australia Limited	On market	$11,970	6,300	Ordinary
16-Apr-07	UBS Securities Australia Limited	On market	$465,608	237,556	Ordinary
16-Apr-07	UBS Securities Australia Limited	On market	$5,323	2,702	Ordinary
16-Apr-07	UBS Securities Australia Limited	On market	$100,086	50,805	Ordinary
16-Apr-07	UBS Securities Australia Limited	On market	-$440,567	-223,072	Ordinary
16-Apr-07	UBS Securities Australia Limited	On market	-$988	-500	Ordinary
26-Apr-07	UBS Securities Australia Limited	On market	$10,640	5,600	Ordinary
3-May-07	UBS Securities Australia Limited	Off market	-$390,000	-200,000	Ordinary
4-May-07	UBS Securities Australia Limited	Off market	-$1,018,317	-500,000	Ordinary
16-Apr-07	UBS Securities Australia Limited	On market	-$11,850	-6,000	Ordinary
17-Apr-07	UBS Securities Australia Limited	On market	$60,454	30,379	Ordinary
17-Apr-07	UBS Securities Australia Limited	On market	$934,546	469,621	Ordinary
17-Apr-07	UBS Securities Australia Limited	Off market	$496,250	250,000	Ordinary
19-Apr-07	UBS Securities Australia Limited	Off market	$251,333	133,333	Ordinary
20-Apr-07	UBS Securities Australia Limited	Unknown	-$252,666	-133,333	Ordinary
24-Apr-07	UBS Securities Australia Limited	On market	-$1,900,000	-1,000,000	Ordinary
26-Apr-07	UBS Securities Australia Limited	On market	$31,846	16,761	Ordinary
26-Apr-07	UBS Securities Australia Limited	On market	$26,188	13,783	Ordinary
26-Apr-07	UBS Securities Australia Limited	On market	$5,130	2,700	Ordinary
26-Apr-07	UBS Securities Australia Limited	On market	$51,870	27,300	Ordinary
26-Apr-07	UBS Securities Australia Limited	On market	$30,318	15,957	Ordinary
3-May-07	UBS Securities Australia Limited	Off market	-$993,358	-500,000	Ordinary
4-May-07	UBS Securities Australia Limited	Off market	-$147,810	-72,960	Ordinary

Details

Interpretation – definitions are at the end of the General terms

Parties	**UBS and Customer**	
UBS	Name	**UBS AG, Australia Branch**
	ABN	47 088 129 613
	AFSL	231 087
	Address	Level 16 Chifley Tower, 2 Chifley Square, Sydney, NSW, 2000
	Telephone	+61 2 9324 2000
	Fax	+61 2 9324 2558
	Attention	General Counsel
Customer	Name	**XXX LIMITED as Trustee and Manager of the Scheme**
	ABN	
	AFSL	
	Address	
	Telephone	
	Fax	
	Attention	
	Scheme	
	ARSN	
Recitals	**A**	The Customer wishes to appoint UBS to provide a prime brokerage service to the Customer in its capacity as trustee and manager of the Scheme.
	B	UBS wishes to accept that appointment.
Governing law	New South Wales	
Date of agreement	See Signing page	

1 Appointment as prime broker

1.1 Appointment

The Customer in its capacity as trustee and manager of the Scheme appoints UBS as prime broker with the power to:

(a) carry out the services referred to in clause 1.2;

(b) perform the functions otherwise expressly or by implication given to UBS under this agreement; and

(c) take any action which UBS reasonably determines is necessary or desirable in connection with the carrying out of the services and functions under this agreement.

1.2 Services

As prime broker UBS will provide the following services to the Customer:

(a) borrowing and lending of securities;

(b) the settlement of transactions that the Customer has entered into with a third party broker;

(c) cash loans;

(d) other services as agreed between the parties from time to time.

1.3 Variation of Services

UBS may vary from time to time the services it will provide to the Customer and the charges associated with those services by prior notice in writing.

1.4 Co-operation

The Customer agrees to ratify and to confirm or to do, or procure the doing of, anything necessary to complete UBS's actions under this agreement.

1.5 Single Agreement

All cash advances to the Customer and securities loans made under this agreement, and any UBS Transactions, are entered into in reliance on the fact that this agreement, the UBS Customer Agreement and any schedules or confirmations concerning those advances, securities loans and UBS Transactions form a single agreement between the parties (collectively referred to as "this agreement") and the parties would not otherwise enter into any of those transactions other than in accordance with this agreement. To the

extent that there is an inconsistency between this Prime Brokerage Agreement and a UBS Customer Agreement, this Prime Brokerage Agreement prevails.

2 Settlement of securities transactions

2.1 Settlement through execution brokers

UBS will settle Transactions as agent for the Customer with any executing broker, including UBS Securities. If UBS Securities, or any other Related Entity of UBS, is the executing broker, a separate agreement will set out the terms of the agreement between UBS Securities and the Customer with regard to the execution of Transactions.

2.2 Time for instructions

The Customer must give UBS instructions to settle a Transaction in accordance with clause 2.1 by 5pm (Sydney time) on the Business Day of the transaction.

2.3 Sell orders

Where the Customer gives a sell order to UBS, the Customer must designate the sell order as either long or short. A sell order that is not designated is deemed to be long. The designation of the sell order as long constitutes a certification that the securities to be sold are owned by the Customer. If such securities are not in UBS's possession, by placing such an order the Customer warrants that the Customer will deliver the securities to UBS on or before that date on which the sell order is to be settled. The Customer agrees to indemnify UBS for any costs, expenses or losses suffered or incurred by UBS as a result of the Customer's failure to deliver securities in accordance with this clause.

2.4 Securities transaction discrepancies and costs

The Customer is responsible for the resolution of discrepancies in relation to Transactions settled by UBS and is liable for all costs and Taxes as a result of, or in connection with, the Transaction.

2.5 Refusal

UBS may refuse to settle any Transaction for the Customer. UBS will notify the Customer of any such refusal giving reasons for such refusal. Unless agreed otherwise, UBS is only deemed to have agreed to settle a Transaction upon it actually settling that Transaction.

2.6 Best efforts

Subject to clause 2.5, UBS will use its best efforts to settle all Transactions.

2.7 No confirmation

UBS will not confirm securities transactions with the executing broker.

2.8 Liability of UBS

UBS shall not be responsible and is not liable for:

(a) any loss on settlement of any Transaction;

(b) any acts or omission of the executing broker or its employees or agents;

(c) compliance with any regulatory requirement to report Transactions to the Stock Exchange or any other securities exchange or regulatory body or any other regulatory reporting or notification requirements in respect of any Transaction or any Assets; or

(d) refusing to settle any Transaction or failing to promptly notify the Customer of refusing or failing to settle a Transaction.

3 Advances

3.1 Cash advances

UBS may, in its sole discretion, make cash advances to the Customer at any time up to the Credit Limit.

3.2 Calls

UBS may call on demand any cash advance made in accordance with clause 3.1 and the advance is repayable in accordance with such demand.

3.3 Interest

Interest will accrue on all cash advances daily at the rate specified in the fee schedule provided to the Customer as updated by UBS from time to time and the Customer must pay such interest at the time and in the manner required by UBS.

3.4 Gross Up for Withholding tax

If a law requires the Customer to deduct an amount in respect of Taxes from a payment under this agreement such that UBS would not actually receive on the due date the full amount provided for under this agreement, then:

(a) the Customer agrees to deduct the amount for the Taxes (and any further deduction applicable to any further payment due under paragraph (c) below); and

(b) the Customer agrees to pay an amount equal to the amount deducted to the relevant authority in accordance with applicable law and give the original receipts to UBS within 10 Business Days after the day on which the original receipts were issued; and

(c) the amount payable is increased so that, after making the deduction and further deductions applicable to additional amounts payable under this clause, UBS will receive (at the time the payment is due)

the amount it would have received if no deductions had been required.

3.5 Use of cash advances

The Customer may only use the proceeds of any cash advance for the purpose of Transactions. The Customer may not use a cash advance, directly or indirectly, for the purpose of making a takeover offer which when completed would result in the Customer or any person controlling the Customer or under the Customer's control acquiring control of any legal entity. The Customer may not publicise the making by UBS of a cash advance (except where required by law or regulation).

4 Fees and charges

4.1 Fee schedule

UBS is entitled to receive fees and charges in accordance with the fee schedule provided to the Customer and updated by UBS from time to time.

4.2 Other amounts

Except as otherwise provided in this agreement, the Customer agrees to indemnify UBS against all Taxes and other costs and expenses (including, without limitation, commissions) that UBS incurs as a result of or in connection with the services it provides to the Customer under this agreement.

4.3 Authority

The Customer authorises UBS to deduct any amount due under this clause 4 from the Cash Account.

5 Margin

5.1 Margin Requirement

UBS may determine and vary at any time, in its discretion, the Margin Requirement from the Customer with respect to obligations of the Customer to UBS pursuant to this agreement and any UBS Customer Agreement, and the acceptable cash or assets or both to meet that demand.

5.2 Notice of Margin Requirement

UBS will give notice in writing to the Customer specifying:

(a) the Outstanding Margin Requirement;

(b) the types of cash and/or Assets which will be accepted by UBS as Margin; and

(c) the Valuation Percentage.

UBS may not give notice unless the Outstanding Margin Requirement specified exceeds the minimum size of margin calls specified in schedule 4.

5.3 Time for payment

The Customer must meet any demand for Outstanding Margin Requirement by delivering Collateral:

(a) in the case of cash – on the same Business Day as the demand for the Outstanding Margin Requirement if the demand is before or on the Notification Time or the next Business Day if the demand is made after the Notification Time; or

(b) in the case of assets other than cash – as agreed between the parties.

5.4 Late payment

If the Customer does not meet a demand for Outstanding Margin Requirement in accordance with the time specified in clause 5.3:

(a) the Customer is liable to pay the Overdue Margin Interest Rate on the amount of the Outstanding Margin Requirement demand it has failed to meet; and

(b) UBS may declare an Event of Default.

5.5 Excess

If the value of the Collateral held by UBS exceeds the Margin Requirement in respect of the Customer, UBS may repay the amount of that excess to the Customer when requested by the Customer in writing. Any such repayment shall be made subject to clause 6.3 and by close of business on the Business Day following such request.

5.6 Registration of charge

The Customer acknowledges that UBS may file or register details of the Security in appropriate jurisdictions. The Customer undertakes to do all things necessary to assist in the creation of an effective charge.

5.7 Encumbrances

The Customer warrants that all assets transferred to UBS as Collateral are free of any Encumbrances at the time such assets are transferred to UBS and will remain free from any Encumbrances while the Assets are held by UBS as Collateral.

6 Payments and Transfers

6.1 Cash

If the Customer is required to pay an amount of cash to UBS under this agreement, the Customer must pay such amount of cash into the bank account or accounts specified by UBS.

6.2 Assets

If the Customer is required to transfer assets to UBS under this agreement, the Customer must transfer or cause the Custodian (including by directing UBS to issue Proper Instructions) to transfer such assets in accordance with the market convention for assets of that type to UBS or such other person as specified by UBS.

6.3 Payments and transfers by UBS

Any obligation of UBS to pay or repay any amount of cash or deliver or redeliver any Asset to the Customer or the Custodian under this agreement is conditional on the Margin held by UBS after the payment or delivery exceeding the Margin Requirement in respect of the Customer.

6.4 Documents and Instructions for transfer

For all deliveries under this agreement, the parties agree to execute and deliver all documents and give all instructions necessary for all right, title and interest in the securities or Collateral to be transferred.

7 Custody

7.1 Appointment

The Customer must appoint UBS Nominees Pty Ltd or another person approved by UBS to be the custodian to hold the Custodial Assets.

7.2 Custodian Agreement

The custody agreement between the Customer and the Custodian must be in a form approved by UBS and allow for UBS to be appointed as the sole person authorised to give instructions to the Custodian in relation to the Custodial Assets while this agreement continues in effect or the Customer has any liabilities to UBS arising from this agreement.

7.3 Authority to UBS

The Customer must irrevocably appoint for the period referred to in clause 7.2 UBS as the sole person (to the exclusion of the Customer and its officers) authorised to give instructions on behalf of the Customer to the Custodian in relation to all dealings with the Custodial Assets.

7.4 Authorisation of UBS

The Customer authorises UBS to give instructions on behalf of the Customer to the Custodian in relation to all dealings with the Custodial Assets:

(a) to do anything that this agreement contemplates (either expressly or by implication) will be done by UBS;

(b) to do anything which, in the opinion of UBS, is incidental to, or necessary or desirable in connection with, any act referred to in paragraph (a) above; or

(c) to do anything which UBS is directed to do by the Customer.

7.5 Withdrawal of Assets

In no circumstances is UBS obliged to issue instructions to the Custodian to transfer Custodial Assets if UBS has not consented to the release of the Custodial Assets from the Charge.

7.6 Encumbrances

The Customer warrants that all Custodial Assets which are transferred to or otherwise from time to time held by the Custodian are free of any Encumbrances and will remain free from any Encumbrances while the Assets are held by the Custodian except the Security and any lien routinely imposed on all securities in a relevant clearing system approved by UBS.

8 Securities loans

8.1 Request and acceptance

UBS will lend securities to the Customer, and the Customer will borrow securities from UBS, in accordance with the terms and conditions of the ASLA and with the Rules. If any of the terms of the ASLA are inconsistent with any of the terms of this agreement, this agreement prevails to the extent of the inconsistency.

8.2 Delivery of securities

UBS may, in its discretion, elect to:

(a) satisfy a Borrowing Request in full;

(b) satisfy a Borrowing Request in part; or

(c) reject a Borrowing Request.

8.3 Margin

Before making any Borrowing Request, the Customer must meet all existing calls for Outstanding Margin Requirement and have sufficient Margin available to UBS.

8.4 Use of loaned securities

Loaned securities may only be used by the Customer to settle the Customer's transfer obligations, and may not be transferred elsewhere except where the parties agree.

9 Default

9.1 Events of Default

Each of the following is an Event of Default:

(a) **(non-payment or non-delivery)** the Customer does not pay or deliver on time any amount payable or asset deliverable by it under this agreement; or

(b) **(cross default)** any present or future monetary obligations of the Customer or any of its Subsidiaries for amounts totalling $100,000 are not satisfied on time (or at the end of their period of grace) or become prematurely payable.

(In this clause 9.1((b)), a "monetary obligation" means a monetary obligation in connection with:

(i) money borrowed or raised; or

(ii) any hiring arrangement, redeemable preference share, letter of credit or financial markets transaction (including a swap, option or futures contract); or

(iii) a guarantee or indemnity in connection with money borrowed or raised); or

(c) **(enforcement against assets)** distress is levied or a judgment, order or Encumbrance is enforced, or becomes enforceable, against any property of the Customer (whether in its capacity as trustee and manager or not) or any of its Subsidiaries; or

(d) **(incorrect representation or warranty)** a representation or warranty made by or for the Customer in connection with this agreement is found to have been incorrect or misleading when made; or

(e) **(insolvency)** the Customer or any of its Subsidiaries becomes Insolvent; or

(f) **(ceasing business)** the Customer or any of its Subsidiaries stops payment, ceases to carry on its business or a material part of it, or threatens to do either of those things except to reconstruct or amalgamate while solvent on terms approved by UBS; or

(g) **(appointment of manager)** a person is appointed under legislation to manage any part of the affairs of the Customer or any of its Subsidiaries; or

(h) **(Material Adverse Event)** an event occurs which is or is likely to be (or a series of events occur which, together, are or are likely to be) a Material Adverse Event; or

(i) **(unable or intend not to perform)** the Customer admits to UBS that it is unable or intends not to perform any of its obligations under this agreement; or

(j) **(non-compliance with other obligations)** the Customer fails to perform when due any other obligation under this agreement and the failure is not remedied by the end of the Business Day following the Business Day on which written notice from UBS of the failure is effective; or

(k) **(event of default under Customer Agreements)** a Customer Agreement is terminated due to an event of default (howsoever described) under a Customer Agreement; or

(l) **(breach of security)** there is a breach of any of the terms of the Security; or

(m) **(voidable charge)** the Security or a transaction in connection with it is or becomes (or is claimed to be) wholly or partly void, voidable or unenforceable or does not have (or is claimed not to have) the priority which UBS as the chargee intended it to have ("claimed" in this paragraph means claimed by the chargor in that Security or any of its Related Entities or anyone on behalf of any of them); or

(n) **(prejudice to right of indemnity)** the Customer's right to an indemnity out of the assets of the Scheme is reduced or lost in any way or the Customer disclaims it's right of indemnity; or

(o) **(ceasing to be trustee and manager)** the Customer does or participates in any act or enters into any agreement which might bring about its removal or retirement as trustee and manager of the Scheme or the trustee and manager ceases to be trustee and manager of the Scheme; or

(p) **(Scheme terminated)** the Scheme is terminated, or a resolution that it be terminated is passed by the Customer or by other persons having the power to initiate the termination of the Scheme; or

(q) **(Statement breach)** the Customer fails to deliver the statements set out in clause 14 in accordance with the times set out in Schedule 2; or

(r) any event of default specified in Schedule 5.

Failure by the Customer to comply with any period for remedy notified by UBS will constitute an event of default under this clause.9.1.

9.2 Notification

The Customer must notify UBS immediately if an Event of Default occurs, or an event which with the passing of time, giving of notice, expiry of any applicable grace period or the making of any determination by UBS may constitute an Event of Default for the Customer.

9.3 Consequences of default

If an Event of Default occurs, UBS may by notice to the Customer:

(a) terminate any cash advances made under clause 3;

(b) terminate any loan of securities under clauses 8, 10.2, 10.5 and 10.6;

(c) terminate (including by way of close out) any other transactions or positions entered into in connection with this agreement (including in connection with transactions entered into under UBS Customer Agreements) which have not been completed, or which are

outstanding (including the holding of Collateral, any hedging or other derivative transaction and any purchase or sale of securities which has not been completed).

No further payments or deliveries are then required in respect of those terminated items, except as provided for in clause 9.4.

9.4 Determination of amounts notionally payable on termination

If UBS gives a notice in accordance with clause 9.3, UBS is to calculate, in its discretion, the value (represented by an Australian dollar amount) of each item terminated under clause 9.3. Each value is to be represented by an amount either notionally payable to UBS by the Customer or notionally payable by UBS to the Customer. (The intention behind these calculations is to place a monetary value on every right and liability of the Customer existing in connection with transactions contemplated by this agreement (including those entered into UBS Customer Agreements) to enable calculation of a net amount owed to or by the Customer in connection with this agreement (including under UBS Customer Agreements)).

9.5 Calculating the amount payable on termination

The total of all amounts notionally payable by UBS is then to be subtracted from the total of all amounts notionally payable to UBS . (The total of all interest, costs, expenses and all other amounts payable to UBS by the Customer under this agreement is also to be included in the total of all amounts notionally payable to UBS). If the result is a positive number, then the Customer must pay that amount to UBS by close of business on the same Business Day that such notice is given. If the result is a negative number, then (subject to UBS's right to set off against that amount any other obligation of the Customer to UBS) UBS must pay the absolute value of that amount to the Customer. The Australian dollar equivalent amount of a foreign currency amount will be determined by converting the foreign currency amount at the rate at which UBS reasonably considers appropriate.

9.6 Liability for losses

The Customer is liable for any losses incurred by UBS as a result of an Event of Default. Interest accrues on any amount payable by the Customer under this clause 9.5 on a daily basis at the rate of the internal rate of funding for UBS plus 2% per annum.

9.7 Exercise of Security

If the Customer fails to pay any amount due to UBS in accordance with clause 9.4, UBS may, without the need to give further notice, exercise its rights under the Security including requiring delivery to it of all or any of the Custodial Assets and the sale of those Custodial Assets.

10 Client Money and Assets

10.1 Client money

Except as required by the Corporations Act or the Rules, cash held as Collateral is not subject to the protections conferred by any client money rules and, as a consequence, will not be segregated from UBS's own money and will be used by UBS in the course of its business. Cash so held will be owed by UBS on a debtor/creditor basis and not held by UBS as custodian upon trust for the Customer. The Customer will rank as one of UBS's general creditors in the event of UBS becoming Insolvent.

For the avoidance of doubt, cash held by UBS other than as collateral will be held in a separate account in the Clients name.

10.2 Custodial Assets

UBS may request the Custodian at any time to pay or deliver to UBS any of the Custodial Assets, provided that UBS may only request the Custodian to deliver to UBS Custodial Assets which are ASX listed securities if such delivery would not cause UBS to have a 'relevant interest' for the purposes of the Corporations Act 2001 (C'th) of greater than 18% in any ASX listed entity. Subject to clauses 10.3, 10.4, 10.5 and 10.6 the Customer agrees that any Custodial Assets which UBS requests the Custodian to pay or deliver to UBS, or any Collateral, may be used by UBS for UBS's own account (including to borrow, lend, charge, re-hypothecate, dispose of or otherwise use for its own purposes) and in respect of UBS's obligations (or those of other customers of UBS) and, as a consequence, those Assets are not held by UBS for the Customer or the Custodian. UBS will have a contractual obligation to return equivalent Custodial Assets to the Custodian in accordance with clause 10.6. The Customer and the Custodian will in relation to the obligation to return equivalent Custodial Assets rank as one of UBS's general creditors in the event of UBS becoming Insolvent. Subject to clause 4.2 of the ASLA, UBS may retain all fees, profits and other benefits received in connection with such activities.

10.3 Express Authorisation for Collateral

Without limiting UBS's right to request transfer of any of the Custodial Assets under clause 10.2, the Customer expressly authorises UBS in its discretion to:

(a) identify any Collateral as being held as margin or security against a particular obligation of the Customer under this agreement or against an UBS Transaction;

(b) subject to clauses 10.2 and 10.5, transfer any Custodial Assets to UBS expressly as Collateral for any obligations of the Customer under this agreement or an UBS Transaction; and

(c) transfer the proceeds of a cash advance made to the Customer to any Related Entity to satisfy any margin or security requirement of a Related Entity in relation to a Transaction (provided that the Customer and UBS have previously agreed in writing that the Transaction is a Transaction to which this clause 10.3 applies).

10.4 No Derogation from Liability to provide Collateral

The authorisation of UBS set out in clause 10.3 does not derogate from the Customer's obligation to meet a demand for Outstanding Margin Requirement under clause 5.3 or any margin or security requirement owed to a Related Entity. Unless UBS agrees otherwise in a particular case, UBS is only deemed to have agreed to transfer Custodial Assists to meet an Outstanding Margin Requirement or transferring the proceeds of a cash advance to the Customer to meet a margin or security requirement of a Related Entity upon it actually transferring those Custodial Assets or proceeds (as applicable) and is not liable for failure to do so.

10.5 Provision of Collateral

Subject to UBS's rights under clause 10.2, Collateral which is required by UBS pursuant to clause 5, if provided to the Custodian, will be held by the Custodian as bare trustee for the Customer subject to the Security. Any other Collateral provided to UBS in accordance with clause 5 will be provided to UBS in accordance with the terms and conditions of the ASLA and with the Rules. Securities delivered by the Custodian to UBS under clause 10.2 will be deemed to be provided by the Customer to UBS in accordance with the terms and conditions of the ASLA and with the Rules. UBS will become the legal and beneficial owner of those securities upon taking delivery of them from the Custodian.

10.6 Custodial Assets to be borrowed by UBS

Any Custodial Assets which UBS has the Custodian pay or deliver to it, will be borrowed by UBS from the Customer in accordance with the terms and conditions of the ASLA and with the Rules. If any of the terms of the ASLA are inconsistent with any of the terms of this agreement, this agreement prevails to the extent of the inconsistency.

10.7 Withholding Taxes on Income

If a law requires UBS to deduct an amount in respect of Taxes in relation to any income or other payments to the Customer under this agreement, the Customer authorises UBS to make such deductions without any further express instructions. UBS will pay to the Customer the amount of income or other payments net of Taxes.

11 Representations, Warranties and Acknowledgment

11.1 Customer's representations and warranties

The Customer represents and warrants to UBS that:

(a) it has the power to enter into and perform its obligations under this agreement, and has duly executed this agreement so as to constitute valid and binding obligations of the Customer;

(b) it has duly executed this agreement in its capacity as trustee and manager of the Scheme and for the benefit of the beneficiaries of the Scheme;

(c) it holds such licences and authorities as are necessary to lawfully perform its obligations under this agreement;

(d) in giving any instructions under this agreement, the Customer will act as principal;

(e) in giving any instructions under this agreement, the Customer will act in accordance with the provisions of its constitution, the constitution of the Scheme or other constituent documents, any applicable laws and regulations and comply with any investment restrictions in any prospectus, information memorandum, investment management agreement or other document governing the investment by the Customer;

(f) at the date of signing this agreement, the Customer is not in breach of any contractual arrangement which would give rise to an Event of Default;

(g) no litigation, arbitration or administrative proceeding or claim is in progress, pending or to the Customer's knowledge threatened, which could affect the legality, validity or enforceability of this agreement or affect the Customer's ability to perform its obligations under this agreement;

(h) it has complied with its legal obligations and regulatory requirements concerning money laundering and investments in the Scheme, has implemented due diligence procedures to ensure that investments in the Scheme are not made for money laundering purposes or other unlawful purposes and the due diligence procedures are consistent with those which a prudent trustee and manager of a fund of the same kind as the Scheme would implement;

(i) it is an Australian resident taxpayer;

(j) each representation and warranty set out in Schedule 5.

The Customer further represents and warrants that each of the warranties set out above in this clause 11.1 is true and correct in every respect as at the date of this agreement and will be so at all times while this agreement remains in force.

11.2 UBS's representations and warranties

UBS represents and warrants to the Customer that:

(a) it has the power to enter into and perform its obligations under this agreement, and has duly executed this agreement so as to constitute the valid and binding obligations of UBS;

(b) it holds such licences and authorities as are necessary to lawfully perform its obligations under this agreement;

(c) the terms of this agreement do not violate any obligation by which UBS is bound, whether arising by contract, operation of law or otherwise.

UBS further represents and warrants that each of the warranties set out above in this clause 11.1 is true and correct in every respect as at the date of this agreement and will be so at all times while this agreement remains in force.

11.3 Acknowledgment

The parties acknowledge that:

(a) they have taken their own financial, legal, taxation and other advice in relation to this agreement, and they have made an independent assessment of this agreement and the business being entered into under the terms of this agreement; and

(b) they have not relied on any statements, representations, promises or undertakings that are not contained in this agreement.

12 Liability of Parties

12.1 Liability of Customer Limited

UBS agrees that the liability of the Customer to UBS, its agents or any other person under or arising out of this agreement is limited to the amount that the Customer actually receives in the exercise of its right of indemnity against the assets of the Scheme. However, if the Customer is not entitled to be indemnified from the assets of the Scheme due to the fraud, wilful violation of the law, gross negligence, breach of trust, breach of duty or other default of the Customer or its agents (other than UBS) the Customer will be fully personally liable to UBS.

12.2 No Responsibility of UBS

The Customer acknowledges that:

(a) UBS is not providing advice to the Customer under this agreement and no executing broker has authority to give investment advice on behalf of UBS;

(b) UBS is not responsible for monitoring the Customer's positions for the purpose of determining their composition or performance;

(c) UBS is not responsible for monitoring the overall financial position of the Customer or determining whether the Transactions entered into by the Customer meet the investment objectives or comply with the investment restrictions of the Customer; and

(d) the Customer is responsible for ensuring that it complies with all laws and regulations applicable to the Customer, including short selling laws.

12.3 References to UBS

The Customer agrees that it will not make any reference to UBS or any Related Entity of UBS in any Offer Document, Public Information or advertising or publicity of the Offer without the prior written consent of UBS

or the Related Entity (as applicable). All requests for consent must be made in writing to UBS.

12.4 Indemnity Concerning Offers and Publicity

The Customer unconditionally and irrevocably undertakes to indemnify on demand the UBS and each Related Entity of UBS against all Losses incurred directly or indirectly as a result of:

(a) any statement in any Offer Documents or Public Information being misleading or deceptive or containing an omission;

(b) the distribution of any Offer Documents and the making of any Offer; and

(c) any advertising or publicity of any Offer issued with the knowledge and consent of the Customer.

12.5 Exclusion of Liability

To the extent permitted by law, neither UBS nor any of its Related Entities or their respective employees or agents is liable for any Losses suffered by the Customer under or in connection with this Agreement unless the Losses arise from the negligence, wilful default or fraud of that person, but in no event is UBS nor any of its Related Entities or their respective employees or agents liable for any consequential loss or damage but in no circumstances will UBS nor any of its Related Entities or their respective employees or agents be liable for any Losses arising from any matter expressly identified in this agreement as a matter for which UBS is not responsible and for which UBS will not be liable.

12.6 Indemnity in Favour of UBS

To the extent permitted by law, the Customer indemnifies UBS and each of its Related Entities or their respective employees and agents against any Losses which may be suffered or incurred directly or indirectly by that person in connection with or as a result of any act or service performed or permitted under this agreement (other than Excluded Tax), except to the extent that the expense or loss is due to negligence, wilful default or fraud of that person.

13 Notices

13.1 Form

Unless expressly stated otherwise in this agreement, all notices, certificates, consents, approvals, waivers and other communications in connection with this agreement must be in writing, signed by the sender (if an individual) or an Authorised Officer of the sender and marked for the attention of the person identified in the Details or, if the recipient has notified otherwise, then marked for attention in the way last notified.

13.2 Delivery

They must be:

(a) left at the address set out or referred to in the Details;

(b) sent by prepaid ordinary post (airmail if appropriate) to the address set out or referred to in the Details;

(c) sent by fax to the fax number set out or referred to in the Details;

(d) sent by electronic messaging system to the electronic address identified by the Customer in writing or via a dedicated electronic messaging system between the Customer and UBS, if the Customer authorises the use of electronic messages under clause 13.7; or

(e) given in any other way permitted by law.

However, if the intended recipient has notified a changed postal address, changed fax number or changed electronic address, then the communication must be to that address or number.

13.3 When effective

They take effect from the time they are received unless a later time is specified.

13.4 Receipt - post

If sent by post, they are taken to be received three days after posting (or seven days after posting if sent to or from a place outside Australia).

13.5 Receipt and Indemnity - fax

If sent by fax, they are taken to be received at the time shown in the transmission report as the time that the whole fax was sent. By providing documents or other instructions by way of facsimile , the Customer releases UBS and each of its Related Entities from, and indemnifies each of them against, all losses and liabilities arising from any payment or action UBS or any Related Entity of UBS makes based on any instruction (even if not genuine) that UBS or the Related Entity receives by facsimile bearing a signature apparently that of an Authorised Officer of the Customer.

13.6 Receipt – electronic message

If sent by electronic means, they are taken to be received at the time that the sender receives electronic confirmation that the message has been delivered.

13.7 Receipt - general

Despite clauses 13.4 ("Receipt - post"), 13.5 ("Receipt - fax") and 13.6 ("Receipt-electronic message"), if they are received after 5.00pm in the place of receipt or on a non-Business Day, they are to be taken to be received at 9.00am on the next Business Day.

13.8 Electronic messages

The Customer may authorise UBS to send the Customer or the Customer's adviser unencrypted statements (including Margin statements) and other

notices or notifications by electronic means. If the Customer authorises UBS to do so, the Customer accepts all the risks of UBS sending the statements, notices or notifications by electronic means, including, without limitation, any risks arising from the corruption, alteration, interception or disclosure of data and the risk of delayed or incomplete receipt.

14 Reporting

14.1 Reports to Customer

UBS will provide to the Customer the reports referred to in schedule 1 within the times specified in that schedule in respect of the Customer as appropriate having regard to the services provided under this agreement. These reports will be provided for information only and any valuations represent an estimate only and do not represent the value of the Assets.

14.2 Reports to UBS

The Customer will provide to UBS the reports referred to in schedule 2 within the times specified in that schedule.

14.3 Method of giving reports

All reports must be sent in accordance with clause 13 or as agreed by the parties.

14.4 Tax information

UBS is not responsible for providing statements, records, summaries or returns on matters relating to Taxes to the Customer or any Government Agency for or on behalf of the Customer.

15 Stamp duties

15.1 Customer to pay or reimburse stamp duties

The Customer must pay or reimburse UBS for all stamp, transaction, registration and similar Taxes (including interest, fines and penalties) incurred by UBS or any of its Related Entities on or in relation to the execution, delivery, performance or enforcement of this agreement or any payment, receipt or other transaction contemplated by this agreement other than an Excluded Tax.

15.2 Included Taxes

Those Taxes include financial institutions duty, debits tax or other Taxes payable by return and Taxes passed on to UBS or any Related Entity by a bank or financial institution, other than an Excluded Tax.

15.3 Delay or omission

The Customer indemnifies UBS and each Related Entity against any liability resulting from delay or omission to pay those Taxes except to the extent the liability results from failure by UBS or any Related Entity to pay any Tax

after having been put in funds (with all necessary documents) to do so by the Customer, other than an Excluded Tax.

16 Goods and services tax (GST)

16.1 Amounts exclusive of GST

All payments to be made by the Customer under or in connection with this agreement (including payments made under the ASLA) have been calculated without regard to GST.

16.2 GST gross up

If all or part of any such payment (including payments made under the ASLA) is the consideration for a Taxable Supply, the Customer must pay to the supplier additional consideration equal to the GST Amount. Such additional amount is to be paid on the earlier of:

(a) the date of the first payment for the Taxable Supply; and

(b) the date 5 Business Days after the date on which an Invoice is issued for the Taxable Supply.

16.3 GST Input Tax Credits

Where under or in connection with this agreement the Customer is required to reimburse or indemnify for an amount, the Customer will pay the relevant amount (including any sum in respect of GST) less any GST Input Tax Credit which UBS determines (acting reasonably) that it is entitled to claim in respect of that amount.

16.4 GST Groups

If a person is a member of a GST Group, references to GST for which the person is liable, and to Input Tax Credits to which the person is entitled, include GST for which the Representative Member of the GST Group is liable and Input Tax Credits to which the Representative Member is entitled.

GST means the goods and services tax as imposed by the GST Law together with any related interest, penalties, fines or other charges.

GST Amount means in relation to a Taxable Supply the amount of GST for which the supplier is liable in respect of the Taxable Supply.

GST Group has the meaning given to this term by the GST Law.

GST Law has the meaning given to that term in A New Tax System (Goods and Services Tax) Act 1999, or, if that Act does not exist for any reason, means any Act imposing or relating to the imposition or administration of a goods and services tax in Australia and any regulation made under that Act.

Input Tax Credit has the meaning given to this term by the GST Law.

Invoice has the meaning given to this term by the GST Law.

Representative Member has the meaning given to this term by the GST Law.

Taxable Supply has the meaning given to this term by the GST Law.

17 Non-Australian GST

17.1 Amounts exclusive of Non-Australian GST

All payments to be made by the Customer under or in connection with this agreement (including payments made under the ASLA) have been calculated without regard to Non-Australian GST.

17.2 Non-Australian GST gross up

If all or part of any such payment (including payments made under the ASLA) is the consideration for a supply of goods or services (however defined) by UBS in respect of which Non-Australian GST is payable (whether by UBS or any person on its behalf or in its place) to any relevant tax authority or Government Agency, the Customer must pay to UBS additional consideration equal to the amount of any such Non-Australian GST. Such additional amount is to be paid on demand by UBS.

17.3 Input tax credits

Where under or in connection with this agreement the Customer is required to reimburse or indemnify for an amount, the Customer will pay the amount (including any sum in respect of Non-Australian GST) less any input tax credit (however defined or described) which UBS determines (acting reasonably) that it is entitled under the law applicable to that Non-Australian GST to claim in respect of that amount.

Non-Australian GST means any goods and services tax, value added tax or similar transactional tax, however described, imposed on supplies of goods or services under the law of any jurisdiction outside Australia , together with any related interest, penalties, fines or other charges.

18 Assignment

A party may not assign or otherwise deal with its rights under this agreement or allow any interest in them to arise or be varied in each case, without the consent of the other party (which consent must not be unreasonably withheld or delayed).

19 Governing law

This agreement is governed by the law in force in the place specified in the Details. Each party submits to the non-exclusive jurisdiction of the courts of that place.

20 Entire agreement

This agreement constitutes the entire agreement of the parties about its subject matter and supersedes all previous agreements, understandings and negotiations on that subject matter.

21 Services of UBS not to be exclusive

(a) The services of UBS to the Customer under this Agreement are not exclusive and nothing in this Agreement restricts UBS's ability to provide services (whether or not similar) to others and to retain for UBS's own use and benefit all fees or other money payable as a result. The Customer acknowledges that UBS may provide its services in respect of any Assets notwithstanding the fact that UBS or a Related Entity may be the issuer of the Assets, or provides services to the issuer, or otherwise has an interest in the Assets.

(b) UBS is not deemed to be affected with notice of, or to be under any duty to disclose to the Customer, any fact or thing which comes to the notice of UBS or any servant or agent of UBS in the course of UBS rendering similar services to others or in the course of its business in any other capacity or in any manner whatsoever otherwise than in the course of carrying out its duties hereunder.

(c) UBS or any Related Entity may act on its normal terms in relation to any transactions, facilities or other services to be arranged for, on behalf of, by or with the Customer. UBS and any Related Entity are entitled to charge and retain any benefits (including, without limitation, any fees, charges or interest payable by the Customer or any third party) accruing to UBS or any Related Entity in relation to its function as banker, investment manager, advisor or provider of other facilities or services without liability to account to the Customer and without that abating any amounts payable by the Customer.

22 Termination

22.1 Termination by notice

Either party may terminate this agreement by giving 30 Business Days' written notice to the other party, except that this agreement remains applicable to any outstanding:

(a) Transactions UBS has been instructed to settle;

(b) cash advances or securities loans under this agreement; and

(c) UBS Transactions.

22.2 The Customer's instructions

On termination in accordance with clause 22.1, UBS will use all reasonable endeavours to comply with the Customer's instructions, including:

(a) transferring all positions to an alternative prime broker;

(b) unwinding all positions and paying a cash amount to the Customer; or

(c) a combination of both.

23 General

23.1 Discretion in exercising rights

A party may exercise a right or remedy or give or refuse its consent in any way it considers appropriate (including by imposing conditions), unless this agreement expressly states otherwise.

23.2 Partial exercising of rights

If a party does not exercise a right or remedy fully or at a given time, the party may still exercise it later.

23.3 No liability for loss

A party is not liable for loss caused by the exercise or attempted exercise of, failure to exercise, or delay in exercising, a right or remedy under this agreement.

23.4 Approvals and consents

By giving its approval or consent, a party does not make or give any warranty or representation as to any circumstance relating to the subject matter of the consent or approval.

23.5 Conflict of Interest

The parties' rights and remedies under this agreement may be exercised even if this involves a conflict of duty or a party has a personal interest in their exercise.

23.6 Remedies cumulative

The rights and remedies provided in this agreement are in addition to other rights and remedies given by law independently of this agreement.

23.7 Rights and obligations are unaffected

Rights given to the parties under this agreement and the parties' liabilities under it are not affected by anything which might otherwise affect them by law.

23.8 Variation and waiver

A provision of this agreement or a right created under it, may not be waived or varied except in writing, signed by the party or parties to be bound.

23.9 Indemnities

The indemnities in this agreement are continuing obligations, independent from the other obligations of the parties under this agreement and continue

after this agreement ends. It is not necessary for a party to incur expense or make payment before enforcing a right of indemnity under this agreement.

23.10 Prompt performance

If this agreement specifies when the party agrees to perform an obligation, the party agrees to perform it by the time specified. Each party agrees to perform all other obligations promptly.

23.11 Force majeure

Despite any other provision of this agreement, no party need act if it is impossible to act due to any cause beyond its control (including break-down or failure of transmission, communication or computer facilities, failure of any relevant exchange, clearing house or broker to perform its obligations, war, riot, natural disaster, labour dispute, or law taking effect after the date of this agreement). The non-performing party agrees to notify each other party promptly after it determines that it is unable to act.

23.12 No responsibility for force majeure

No party has responsibility or liability for any loss or expense suffered or incurred by any other party as a result of its not acting for so long as the impossibility under clause 23.11 continues. However, the non-performing party agrees to make reasonable efforts to avoid or remove the cause of non-performance and agrees to continue performance under this agreement promptly when the causes are removed.

23.13 Counterparts

This agreement may consist of a number of copies, each signed by one or more parties to the agreement. If so, the signed copies are treated as making up the one document and the date on which the last counterpart is executed will be the date of the agreement.

23.14 Currency conversion on judgment debt

If a judgment, order or proof of debt for an amount in connection with this agreement is expressed in a currency other than that in which the amount is due under this agreement, then the Customer indemnifies UBS against:

(a) any difference arising from converting the other currency if the Spot Rate of exchange for converting the other currency into the due currency available to UBS when UBS receives a payment in the other currency is less favourable to UBS than the rate of exchange used for the purpose of the judgment, order or acceptance of proof of debt; and

(b) the costs, charges, expenses and Taxes of conversion.

The Customer agrees to pay amounts due under this indemnity on demand from UBS.

24 Definitions and Interpretation

24.1 Definitions

These meanings apply unless the contrary appears:

Assets means any assets held by UBS as Collateral and any Custodial Assets either delivered by the Custodian to UBS in accordance with clause 10 or subject to the Security.

ASLA means the Australian Securities Lending Agreement ("ASLA") in schedule 3.

Associate means a body corporate that is an associate of UBS by application of Part 1.2, Division 2 of the Corporations Act.

Authorised Officer means a person appointed by the relevant party to act as an Authorised Officer for the purposes of this agreement.

Base Currency means Australian Dollars.

Borrowing Request means a request made in writing by the Customer to UBS pursuant to clause 8.1 specifying, as necessary:

(a) the description, title and amount of the securities required by the Customer;

(b) the description (if other than Australian currency) and amount of any margin to be provided;

(c) the proposed settlement date;

(d) the duration of such loan;

(e) the mode and place of delivery, which shall, where relevant, include the bank, agent, clearing or settlement system and account to which delivery of the securities and any margin is to be made;

(f) the Margin in respect of the transaction; and

(g) the fee in respect of the transaction.

Business Day means a day other than a Saturday, Sunday or public holiday in Sydney.

Cash Account means a ledger account maintained by UBS for the recording of cash balances in accordance with this agreement.

Charge means the document of that name entered into by the Customer, UBS and the Custodian on or about the date of this agreement.

Claim means any allegation, debt, cause of action, liability, claim, proceeding, suit or demand of any nature howsoever arising and whether present or future, fixed or unascertained, actual or contingent whether at law, in equity, under statute or otherwise.

Collateral means such securities or financial instruments or cash which the Customer delivers to UBS for the purpose of meeting any Margin Requirement in accordance with this agreement and includes any certificate or other documents of title and transfer in respect of such securities, financial instruments or cash.

Corporations Act means the Corporations Act 2001 (Cwlth).

Credit Limit means the upper limit of cash advances to the Customer as determined by UBS.

Custodial Assets means the assets to be transferred or delivered to the Custodian by the Customer and accepted by the Custodian after the date of the Charge, including those transferred or delivered to the Custodian in accordance with this agreement and the right to receive cash or the return of property from UBS under this agreement. Where the Custodian is not UBS Nominees Pty Ltd, this only includes assets within the categories agreed between the Customer and UBS.

Custodian means UBS Nominees Pty Ltd or such other person as UBS agrees in accordance with clause 7.

Customer Agreement means:

(a) any charge between UBS and the Custodian to secure the Customer's obligations under this agreement;

(b) any custody agreement between the Customer and the Custodian;

(c) any ASLA between the Customer and UBS;

(d) any ISDA Master Agreement between the Customer and UBS or any Related Entity as amended by any annexes and confirmations;

(e) any PSA/ISMA Global Master Repurchase Agreement (a "Repo Agreement") between the Customer and UBS or any Related Entity;

(f) any Exchange Traded Derivatives Global Agency Clearing Agreement or ASX agreement between the Customer and UBS or any Related Entity; and

(h) any other document that the Parties agree should be included as a "Customer Agreement".

Details means the section of this agreement headed "Details".

Disposal of an Asset means the sale, transfer, assignment, redemption, surrender or disposal in any way of the Asset, part of the Asset or the right to receive payment of amounts referable to or payable under the Asset.

Encumbrance means any mortgage, lien, charge, pledge, assignment by way of security, security interest, title retention, preferential right or trust arrangement, claim, covenant, profit a prendre, easement or any other security arrangement or any other arrangement having the same effect

Event of Default means an event so described in clause 9.

Excluded Tax means a Tax imposed by a jurisdiction on the net income of UBS because UBS has a connection with that jurisdiction but not:

(a) a Tax calculated by reference to the gross amount of a payment under a document (without the allowance of a deduction);

(b) a Tax calculated by reference to the profit or gain from the Disposal of an Asset; or

(c) a Tax imposed because UBS is taken to be connected with that jurisdiction solely because it is party to a document or a transaction contemplated by a document.

Government Agency means any governmental, semi-governmental, administrative, fiscal, judicial or quasi-judicial body, department, commission, authority, tribunal, agency or entity.

Income means all interest, dividends or other distributions on Assets.

Initial Margin means the amount specified in schedule 4 or in any UBS Customer Agreement as applying to the relevant Transaction or otherwise notified by UBS to the Customer in writing.

A person is **Insolvent** if:

(a) it is (or states that it is) an insolvent under administration or insolvent (each as defined in the Corporations Act); or

(b) it has had a Controller appointed or is in liquidation, in provisional liquidation, under administration or wound up or has had a Receiver appointed to any part of its property; or

(c) it is subject to any arrangement, assignment, moratorium or composition, protected from creditors under any statute or dissolved (in each case, other than to carry out a reconstruction or amalgamation while solvent on terms approved by the other parties to this agreement); or

(d) an application or order has been made, resolution passed, proposal put forward, or any other action taken, in each case in connection with that person, which is preparatory to or could result in any of (a), (b) or (c) above; or

(e) it is taken (under section 459F(1) of the Corporations Act) to have failed to comply with a statutory demand; or

(f) it is the subject of an event described in section 459C(2)(b) or section 585 of the Corporations Act (or it makes a statement from which another party to this agreement reasonably deduces it is so subject); or

(g) it is otherwise unable to pay its debts as and when they fall due; or

(h) something having a substantially similar effect to (a) to (g) happens in connection with that person under the law of any jurisdiction.

Level of Gearing means the result of dividing the aggregate absolute mark-to-market value of all trading positions the Customer has outstanding at any time (whether long or short and regardless of whether they are pair trades) by the Net Asset Value. For the purposes of this computation, amounts denominated in a currency other than Australian dollars shall be converted to Australian dollars at the Spot Rate prevailing on the date of such calculation.

Liabilities on any day, means the aggregate (as determined by UBS) of all money, debts, liabilities and obligations, whether present or future, actual or contingent, owed by the Customer to UBS or any Related Entity under this agreement, any UBS Customer Agreement or under any other agreement or transaction between the Customer and UBS or any Related Entity whatsoever, plus any costs and expenses (including without limitation, legal fees) which UBS may incur in enforcing or maintaining any of its rights under any of these agreements.

Losses means all Claims, demands, damages, losses, costs, expenses and liabilities.

Margin means the value of the aggregate of (1) any cash standing to the credit of the Customer's Cash Account; (2) Assets credited to the Customer's Portfolio Account (after discounting each security by the applicable Valuation Percentage).

Margin Requirement means the amount of Collateral required to be provided by the Customer from time to time calculated by UBS as the margin requirement under this agreement, being an amount equal to or greater than the Liabilities plus any Initial Margin applying to the Transactions.,

Material Adverse Event means something which materially adversely affects:

(a) the Customer's ability to comply with its obligations under this agreement or to carry on its business as it is being conducted at the time immediately preceding the event; or

(b) the rights of UBS under this agreement.

Net Asset Value means the result in Australian dollars of subtracting the total value of all liabilities of the Customer (including but not limited to the aggregate mark-to-market value of all trading positions constituting liabilities) from the total value of assets of the Customer (including but not limited to cash, deposit accounts and instruments, securities and the aggregate mark-to-market value of all trading positions constituting assets). For the purposes of this computation, amounts denominated in a currency other than the Base Currency shall be converted to the Base Currency at the Spot Rate prevailing on the date of such calculation.

Notification Time means the notification time for margining specified in Schedule 4.

Offer means an offer of interest in the Fund made by or on behalf of the Customer.

Offer Document means a document issued or published by or on behalf of the Customer in respect of the Offer, including any placement memorandum.

Outstanding Margin Requirement means the amount (if any) by which the Margin Requirement exceeds the Margin.

Overdue Margin Interest Rate means the interest rate specified in the fee schedule provided to the Customer as updated by UBS from time to time.

Portfolio Account means a ledger account maintained by UBS for the recording of the securities balances of securities which are Assets.

Public Information means public and other media statement or statements to investors in the Fund made by or on behalf of the Customer in relation to the affairs of the Customer, the Fund or the Offer.

Receiver includes a receiver or receiver and manager.

Related Entity has the meaning it has in the Corporations Act.

Rules means the rules for the time being of the Stock Exchange (where either party is a member of the Stock Exchange) or any other regulatory authority whose rules and regulations affect the activities of the parties from time to time pursuant to this agreement. In an Event of Default, where either party is a member of the Stock Exchange, the rules and regulations of the Stock Exchange prevail.

Scheme means the scheme identified in the Details.

Securities System means a clearing agency which acts as a securities depository, or another book entry system for the central handling of securities.

Security means the charge created under the Charge.

Spot Rate where an amount in one currency is to be converted into a second currency on any date, means, unless the parties otherwise agree, the spot rate of exchange quoted by UBS current at 3pm on that date for the sale by UBS of the second currency against a purchase by UBS of the first currency.

Stock Exchange means the Australian Stock Exchange Limited and any market operated by it.

Subsidiary of an entity means another entity which is a subsidiary of the first within the meaning of part 1.2 division 6 of the Corporations Act or is a subsidiary or otherwise controlled by the first within the meaning of any approved accounting standard.

Taxes means taxes, levies, imposts, charges and duties (including, stamp and transaction duties) imposed by any Government Agency, together with any related interest, penalties, fines and expenses in connection with them.

Transaction means the purchase or sale by the Customer of any security, derivative, currency or other financial instrument (whether on or off market), including without limitation, any foreign exchange transaction, securities loan or exchange traded derivative transaction.

UBS Securities means UBS Securities Australia Limited (ABN 62 008 586 481).

UBS Customer Agreement means a Customer Agreement and an agreement between UBS and the Customer which the parties identify in writing is an UBS Customer Agreement for the purposes of this agreement (provided that UBS has not notified the Customer that the agreement has ceased to be an UBS Customer Agreement for the purposes of this agreement).

UBS Transaction means a Transaction under a UBS Customer Agreement.

Value means with respect to any Assets as of any time on any date, the bid price for those Assets at such time on such date obtained from a source selected by UBS (and where different prices are obtained for different delivery dates, the price so obtainable for the earliest available such delivery date) (provided that the price of Assets that are suspended is (for the purposes of calculating the Customer's Margin Requirement) nil unless the parties otherwise agree and (for all other purposes) is the price of those Assets as of close of business on the dealing day in the relevant market last preceding the date of suspension) plus the aggregate amount of Income which, as of such date, has accrued but not yet been paid in respect of the Assets to the extent not included in such price as of such date, and for these purposes any sum in a currency other than the Base Currency is converted into the Base Currency at the Spot Rate prevailing at the relevant time.

Valuation Percentage has the meaning specified in schedule 4.

24.2 References to certain general terms

Unless the contrary intention appears, a reference in this agreement to:

(a) **(variations or replacement)** a document (including this agreement) includes any variation or replacement of it;

(b) **(clauses, annexures and schedules)** a clause, annexure or schedule is a reference to a clause in or annexure or schedule to this agreement;

(c) **(reference to statutes)** except in the definitions of Related Entity and Subsidiary a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(d) **(law)** law means common law, principles of equity, and laws made by parliament (and laws made by parliament include State, Territory and Commonwealth laws and regulations and other instruments under

them, and consolidations, amendments, re-enactments or replacements of any of them);

(e) **(singular includes plural)** the singular includes the plural and vice versa;

(f) **(person)** the word "person" includes an individual, a firm, a body corporate, a partnership, joint venture, an unincorporated body or association, or any Government Agency;

(g) **(executors, administrators, successors)** a particular person includes a reference to the person's executors, administrators, successors, substitutes (including persons taking by novation) and assigns;

(h) **(two or more persons)** an agreement, representation or warranty in favour of two or more persons is for the benefit of them jointly and each of them individually;

(i) **(jointly and severally)** an agreement, representation or warranty by two or more persons binds them jointly and each of them individually;

(j) **(reference to a group of persons)** a group of persons or things is a reference to any two or more of them jointly and to each of them individually;

(k) **(dollars)** Australian dollars, dollars, A$ or $ is a reference to the lawful currency of Australia;

(l) **(calculation of dollar amounts)** in calculating any amount referred to in this agreement as an amount in Australian dollars an amount held in a currency other than Australian dollars is to be converted to Australian dollars at the Spot Rate prevailing on the date of such calculation;

(m) **(calculation of time)** if a period of time dates from a given day or the day of an act or event, it is to be calculated exclusive of that day;

(n) **(reference to a day)** a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(o) **(accounting terms)** an accounting term is a reference to that term as it is used in accounting standards under the Corporations Act, or, if not inconsistent with those standards, in accounting principles and practices generally accepted in Australia;

(p) **(meaning not limited)** the words "include", "including", "for example" or "such as" are not used as, nor are they to be interpreted as, words of limitation, and, when introducing an example, do not limit the meaning of the words to which the example relates to that example or examples of a similar kind;

(q) **(next day)** if an act under this agreement to be done by a party on or by a given day is done after 5.30pm on that day, it is taken to be done on the next day;

(r) **(next Business Day)** if an event under this agreement must occur on a stipulated day which is not a Business Day then the stipulated day will be taken to be the next Business Day

(s) **(time of day)** time is a reference to Sydney time;

(t) **(reference to anything)** anything (including any amount) is a reference to the whole and each part of it; and

(u) **(deliver)** the word "deliver" includes transfer.

24.3 Headings

Headings (including those in brackets at the beginning of paragraphs) are for convenience only and do not affect the interpretation of this agreement.

EXECUTED as an agreement

Schedule 1 – Reports to Customer (clause 14.1)

Subject	Description	Frequency	Deadline
Securities	Statement of securities at days end	Daily	12pm on the following Business Day
Securities	All securities transactions that remain unsettled at days end	Monthly	3 Business Days after month end
Any other report agreed in writing by the parties	As agreed	As agreed	As agreed

Schedule 2 – Reports to UBS (clause 14.2)

Description	Frequency	Deadline
Audited scheme financial statements	Annually	120 days of the end of the financial year
Unaudited scheme financial statements	Quarterly	Within 10 days of the last Business Day of each quarter
Net Asset Value (or equivalent) and Level of Gearing provided by an independent third party, as agreed between UBS and the Customer as at the last Business Day of the month	Monthly	Within 10 days of the last Business Day in each calendar month
Performance for the month and for year to date	Monthly	Within 10 days of the last Business Day in each calendar month
Any other information which UBS may reasonably request from the Customer from time to time	Ad hoc	Upon request of UBS

Schedule 3 – Australian Securities Lending Agreement (clause 8.1)

Schedule 4 - Collateral Terms

Initial Margin: As agreed at or prior to the time of trading.

Minimum size of Margin calls AUD$[illegible] or its equivalent in any other currency or currencies or the Value of Assets.

Interest Rate for cash Margin: as specified in the fee schedule provided to the Customer as updated by UBS from time to time.

Valuation Percentage: the discounted percentage to be applied to the market value of each security to determine the value of the Margin, as determined by UBS in its sole discretion and as notified to the Customer in writing from time to time.

Notification Time: 2pm Sydney time.

Contact Details:

UBS

David Gray
Tel: (02) 9324 3624
Fax: (02) 9324 3601

Free Call: 1300 657 514

The Customer

As set out in the Details.

Schedule 5 – Additional Events of Default and Representations

Additional Events of Default

(a) **(minimum Net Asset Value of the Fund and decline in Net Asset Value ("NAV"))**

At any time on or after the date of this Agreement

(i) up to and including [31 December] 2004, the NAV is at any time less than A$[XX],000,000;

(ii) after [insert] 2005 the NAV is at any time less than A$[XX],000,000("X");

provided that in the event that the NAV shown on the most recent audited annual financial statement (**"Statement"**) is greater than $[same figure as (ii) above],0,000, the Fund's Net Asset Value is less than 70% of its Net Asset Value shown in the Statement ("Y"). For the avoidance of doubt, the greater of X or Y will apply; or

(iii) there occurs at any time a decline in the Customer's Net Asset Value (as at the last day of any calendar month (such date, "D") of:

(A) 10% or greater within one calendar month of D; or

(B) 15% or greater within 3 calendar months of D; or

(C) 25% or greater within 12 calendar months of D.

Notwithstanding the occurrence of any event referred to in sub-paragraph (a) above, UBS may, in its absolute discretion, allow the Customer an additional period of time to remedy such event.

(b) **(Change in Management)** XXX Limited ceases to act as trustee and manager of the Scheme.

(c) **(Change in Investment Manager)** XXXXX Limited ceases to act as investment manager of the Scheme, or has a material change in ownership.

(d) **(Change in Management)** If XXXX ceases to be actively involved in the management of the Scheme.

(e) **(Change in M&A)** If there is a material change to the Memorandum & Articles of Association of the Scheme.

(f) **(Change in IMA)** If there is material change in the terms of the Investment Management Agreement between the Customer and XXX Limited.

(g) **(Failure to Deliver Net Asset Value Statements)** If the Customer or Investment Manager fails to deliver the Net Asset Value and Level of Gearing Report within the time set out in Schedule 2 of this Agreement.

Signing page

DATED:

SIGNED by **UBS AG, AUSTRALIA BRANCH** by its duly authorised attorneys:	))))

....
Signature of authorised person

....
Signature of authorised person

DAVID GRAY ....
Name of authorised person (block letters)

COLIN TAYLOR ....
Name of authorised person (block letters)

SIGNED by **XXXX LIMITED** in accordance with section 127(1) of the Corporations Act:	))))

....
Signature of authorised person

....
Signature of authorised person

....
Office held

....
Office held

....
Name of authorised person (block letters)

....
Name of authorised person (block letters)

BOART LONGYEAR

Boart Longyear Limited ABN 49 123 052 728

Registered Office

Level 25, Chifley Tower, 2 Chifley Square, Sydney
New South Wales 2000, Australia
Tel: +61 2 9293 2599 • Fax: +61 2 9293 2907
E-mail: ir@boartlongyear.com
www.boartlongyear.com

4 May 2007

Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

ASX Announcement – Correction of statement in the Australian Financial Review

We refer to the article published in the Australian Financial Review of Friday 4 May 2007 which referred to Boart Longyear Limited as follows:

> *"Shares in the mining services company have jumped 10 per cent since early April on a $10 billion dollar private equity bid from Blackstone Group and Bain Capital Partners".*

This statement is false. The Company has not received a bid from these parties or any other party, nor is it in any discussions with any party concerning a bid.

Yours sincerely



Alison Henriksen
Company Secretary

challenger

Sydney

Level 15, 255 Pitt Street
Sydney NSW 2000 Australia
GPO Box 3698
Sydney NSW 2001
www.challenger.com.au

Telephone 02 9994 7000
Facsimile 02 9994 7777

30 April 2007

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street

SYDNEY NSW 2000

By electronic lodgement

Dear Sir

Re: Notice of initial substantial holder ~ Boart LongYear Limited (BLY)

We enclose notice of initial of substantial holder in Boart LongYear Limited. This notice is given by Challenger Financial Services Group Limited and each of its subsidiaries named in Annexure 1 to this notice.

Yours faithfully



Suzie Koppenkastrop
Company Secretary

attach

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Boart Longyear Limited
ACN/ARSN	123 052 728

1. Details of substantial holder (1)

Name	Challenger Financial Services Group Limited (and entities listed in Annexure 1)
ACN/ARSN (if applicable)	106 842 371

The holder became a substantial holder on 26/04/2007

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Persons' votes (5)	Voting power (6)
Ordinary Fully Paid	81,697,312	81,697,312	5.50%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
See Annexure 1	The relevant interest arises by Challenger Financial Services Group Limited and the entities listed in Annexure 1.	See Annexure 2

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Challenger Financial Services Group Limited and each other entity named in Annexure 1	ANZ Nominees Ltd	ANZ Nominees Ltd	1,708,009 (ordinary shares)
As above	BNP Paribas Securities Services	BNP Paribas Securities Services	17,222,748 (ordinary shares)
As above	Citicorp Nominees Pty Ltd	Citicorp Nominees Pty Ltd	1,838,264 (ordinary shares)
As above	HSBC Nominees	HSBC Nominees	83,875 (ordinary shares)
As above	JP Morgan Nominees Australia Ltd	JP Morgan Nominees Australia Ltd	28,958,215 (ordinary shares)
As above	National Nominees Ltd	National Nominees Ltd	21,924,212 (ordinary shares)
As above	StateStreet Australia Ltd	StateStreet Australia Ltd	7,846,995 (ordinary shares)
As above	Tower Trust Limited	Tower Trust Limited	291,850 (ordinary shares)
As above	Westpac Nominees	Westpac Nominees	1,823,144 (ordinary shares)

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
See Annexure 1	See Annexure 2	See Annexure 2		See Annexure 2

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
See Annexure 1	See Annexure 1

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Challenger Financial Services Group Limited and each entity named in Annexure 1	Level 15, 255 Pitt Street, Sydney

Signature

print name Suzie Koeppenkastrop capacity Company Secretary

sign here  date 30/04/2007

Annexure 1

This is page 1 of 3 pages of Annexure 1 referred to in Form 603 signed by me and dated 30/04/2007



Suzie Koeppenkastrop
Company Secretary

Company/Scheme	ABN/ARSN
Challenger Financial Services Group Limited	85 106 842 371
Allfine Holdings Pty Ltd	84 100 231 918
Associated Planners Financial Services Pty Limited	38 097 451 495
Associated Planners Strategic Finance Pty Limited	86 003 688 060
Beston Pacific Vineyard Management Limited	35 079 882 161
Bluezen Pty Ltd	94 100 220 175
Cescade Pty Limited	76 096 097 399
CDPG Australia Pty Limited	124 498 095
CFSG Holdings No.2 Victoria Pty Limited	107 601 605
Challenger Boutique Holdings Pty Limited	123 318 650
Challenger Boutique (GFI) Holdings Pty Limited	123 319 460
Challenger Capital Markets Limited	38 099 742 122
Challenger Commercial Lending Limited	65 000 033 143
Challenger Diversified Property Development Pty Limited	121 624 833
Challenger Financial Planning Pty Limited	123 318 641
Challenger Group Holdings Limited	50 002 993 302
Challenger Group Pty Limited	85 003 374 196
Challenger Group Services Pty. Ltd.	91 085 657 307
Challenger Hedging Limited	38 087 464 131
Challenger International Nominees Limited	70 003 942 765
Challenger Originator Finance Pty Ltd	095 085 466
Challenger Inventory Finance Servicing Pty Limited	36 107 706 810
Challenger LBC Australia Pty Limited	124 069 712
Challenger Life Holdings Pty Limited	85 080 036 657
Challenger Life No.2 Limited	44 072 486 938
Challenger Life Pty Limited	60 006 381 193
Challenger Listed Investments Limited	94 055 293 644
Challenger Managed Investments Limited	94 002 835 592
Challenger Managed Investments (International) Pty Ltd	120 871 212
Challenger Management Services Limited	29 092 382 842
Challenger Margin Lending Limited	47 091 338 822
Challenger Portfolio Management Limited	29 064 545 124
Challenger Property Asset Management Pty Ltd	90 077 569 021
Challenger Property Finance Limited	72 093 308 028
Challenger Property Funds Management Limited	34 078 627 013
Challenger Property Nominees Pty Limited	39 091 336 793
Challenger Strategic Capital Pty Limited	116 411 388
Challenger Superannuation Pty Ltd	52 006 475 501
Challenger Treasury Limited	47 093 307 996

Annexure 1

This is page 2 of 3 pages of Annexure 1 referred to in Form 603 signed by me and dated 30/04/2007



Suzie Koeppenkastrop
Company Secretary

Company/Scheme	ABN/ARSN
Challenger US Infrastructure Holdings Pty Ltd	117 401 519
Challenger Wealth Management Pty Limited	107 728 030
Challenger Mortgage Management Holdings Pty Limited	57 095 300 502
CPHIC Investments Pty Ltd	95 093 340 526
CSPP1 Broadbeach Pty Ltd	122 460 977
CSPP1 Investment Company 1 Pty Limited	120 463 023
CSPP1 Mavis Court Pty Ltd	122 461 983
CSPP1 Maitland Pty Ltd	122 460 968
eFinancial Capital Limited	58 089 796 798
Endowment Warrants Limited	45 009 568 503
Foundation Wealth Advisers Pty Ltd	86 085 654 860
FXF Finance Pty Ltd	080 419 521
FXF Holdings Pty Ltd	080 419 512
FXF Investments Pty Ltd	080 149 549
Garrisons Pty Limited	50 009 556 370
Genesys Group Limited	003 357 024
Genesys Wealth Advisers Limited	060 778 216
Genesys Wealth Advisers (WA) Pty Limited	84 104 441 947
Hindmarsh Square Finance Services Pty Ltd	080 732 896
Inexus Australian Holdings Company Limited	115 840 661
Interstar Home Loan Corporation Pty Limited	058 891 302
Interstar Securities (NZ) Pty Ltd	087 217 136
Challenger Securitisation Management Pty Limited	56 100 346 898
Challenger Special Servicing Pty Ltd	77 107 707 415
Interstar Wholesale Finance Holdings Pty Limited	087 284 240
Challenger Mortgage Management Pty Limited	72 087 271 109
Mawbury Pty Limited	95 096 097 479
Mavis Court Development Co Pty Ltd	124 112 956
Northstar Lending Pty Ltd	057 707 687
Solar Risk Pty Limited	26 092 265 373
Synergy Capital Management Limited	19 062 264 108
Talavera Herring Pty Limited	34 086 068 984
The Liberty Group Consortium Pty Ltd	79 082 564 289
TLG Services Pty Limited	20 092 500 608
TLGH Pty Limited	85 092 927 467
Wilsanik Pty Ltd	48 111 806 252

Annexure 1

This is page 3 of 3 pages of Annexure 1 referred to in Form 603 signed by me and dated 30/04/2007



Suzie Koeppenkastrop
Company Secretary

Company/Scheme	ABN/ARSN
Overseas Companies	
Challenger International (New Zealand) Limited	
Challenger Securities (New Zealand) Limited	
Sabrand Limited	
Challenger Hungary International Capital and Management Limited Liability Company	
Challenger REIT Number 1 Limited	
Challenger Milk Street LLC	
Challenger South Monaco LLC (US)	
Challenger Las Cimas LLC	
Challenger Life (UK) Limited	
Challenger Group Services (UK) Limited	
Interstar Home Loan Corporation NZ Limited	
Interstar Securities NZ Limited	
ZCM Australia Asset Holdings Limited	

Annexure 2

This is page 1 of 5 pages of Annexure 2 referred to in Form 603 signed by me and dated 30/04/2007



Suzie Koeppenkastrop

Transactions:

Date of Change	Holder of relevant interest	Nature of Change	Consideration	Number of securities	Person's Votes Affected
05/04/2007	Challenger Financial Services Group Limited (the entities listed in Annexure 1)	Buy	77,088.75	41,172	41,172
05/04/2007	As above	Buy	148,959.94	80,828	80,828
05/04/2007	As above	Buy	612,461.00	331,060	331,060
05/04/2007	As above	Buy	572,565.75	309,495	309,495
05/04/2007	As above	Buy	2,513,965.00	1,358,900	1,358,900
05/04/2007	As above	Buy	443,827.59	237,042	237,042
05/04/2007	As above	Buy	857,619.89	465,358.00	465,358
05/04/2007	As above	Buy	1,040,634.25	562,505.00	562,505
05/04/2007	As above	Buy	183,622.19	98,070.00	98,070
05/04/2007	As above	Buy	354,818.34	192,530.00	192,530
05/04/2007	As above	Buy	717,097.00	387,620.00	387,620
05/04/2007	As above	Buy	127,228.63	67,951.00	67,951
05/04/2007	As above	Buy	245,844.34	133,399.00	133,399
05/04/2007	As above	Buy	300,689.75	162,535.00	162,535
05/04/2007	As above	Buy	38,164.28	20,383.00	20,383
05/04/2007	As above	Buy	73,748.33	40,017.00	40,017
05/04/2007	As above	Buy	553,510.75	299,195.00	299,195
05/04/2007	As above	Buy	97,688.43	52,174.00	52,174
05/04/2007	As above	Buy	188,763.44	102,426.00	102,428
05/04/2007	As above	Buy	164,640.75	88,995.00	88,995
05/04/2007	As above	Buy	29,248.86	15,825.00	15,625
05/04/2007	As above	Buy	56,528.07	30,675.00	30,875
05/04/2007	As above	Buy	1,137,879.50	616,070.00	615,070
05/04/2007	As above	Buy	201,063.22	107,385.00	107,385
05/04/2007	As above	Buy	388,518.23	210,815.00	210,815
05/04/2007	As above	Buy	1,374,698.00	743,080.00	743,080
05/04/2007	As above	Buy	242,829.91	129,692.00	129,692
05/04/2007	As above	Buy	469,223.44	254,608.00	254,608
05/04/2007	As above	Buy	4,509,449.00	2,437,540.00	2,437,540
05/04/2007	As above	Buy	568,054.84	303,390.00	303,390
05/04/2007	As above	Buy	1,097,664.55	595,610.00	595,610
05/04/2007	As above	Buy	2,360,285.50	1,275,830.00	1,275,830
05/04/2007	As above	Buy	297,169.51	158,714.00	158,714
05/04/2007	As above	Buy	574,229.62	311,586.00	311,586
05/04/2007	As above	Buy	1,631,931.25	882,125.00	882,125
05/04/2007	As above	Buy	205,043.85	109,511.00	109,511
05/04/2007	As above	Buy	396,208.60	214,989.00	214,989
05/04/2007	As above	Buy	5,348,148.50	2,890,890.00	2,880,890
05/04/2007	As above	Buy	672,755.25	359,309.00	359,309
05/04/2007	As above	Buy	1,299,962.70	705,391.00	705,391
05/04/2007	As above	Buy	2,935,210.00	1,586,600.00	1,586,600
05/04/2007	As above	Buy	518,328.87	276,831.00	276,831
05/04/2007	As above	Buy	1,001,572.60	543,469.00	543,469
05/04/2007	As above	Buy	3,101,238.25	1,676,345.00	1,676,345
05/04/2007	As above	Buy	390,308.10	208,458.00	208,458
05/04/2007	As above	Buy	754,202.30	409,242.00	409,242
05/04/2007	As above	Buy	956,986.50	517,290.00	517,290
05/04/2007	As above	Buy	158,094.45	84,436.00	84,436
05/04/2007	As above	Buy	305,490.61	165,764.00	165,764
05/04/2007	As above	Buy	2,927,273.50	1,582,310.00	1,582,310
05/04/2007	As above	Buy	515,862.84	275,515.00	275,515
05/04/2007	As above	Buy	996,810.48	540,885.00	540,885
05/04/2007	As above	Buy	713,089.90	385,454.00	385,454
05/04/2007	As above	Buy	101,148.75	54,675.00	54,675
05/04/2007	As above	Buy	4,048,142.25	2,188,185.00	2,188,185
05/04/2007	As above	Buy	514,471.68	274,772.00	274,772
05/04/2007	As above	Buy	994,125.33	539,428.00	539,428
05/04/2007	As above	Buy	3,700,000.00	2,000,000.00	2,000,000

Date of Change	Holder of relevant interest	Nature of Change	Consideration	Number of securities	Person's Votes Affected
05/04/2007	As above	Buy	664,612.50	359,250.00	359,250
05/04/2007	As above	Buy	336,219.40	179,570.00	179,570
05/04/2007	As above	Buy	649,686.34	352,530.00	352,530
10/04/2007	As above	Buy	91,825.10	49,606.00	49,606
10/04/2007	As above	Buy	9,179.87	4,961.00	4,961
10/04/2007	As above	Buy	53,715.34	28,724.00	28,724
10/04/2007	As above	Buy	151,631.77	81,376.00	81,376
10/04/2007	As above	Buy	247,355.37	132,272.00	132,272
10/04/2007	As above	Buy	698,248.46	374,728.00	374,728
10/04/2007	As above	Buy	101,869.15	54,474.00	54,474
10/04/2007	As above	Buy	287,562.96	154,326.00	154,326
10/04/2007	As above	Buy	69,132.04	36,968.00	36,968
10/04/2007	As above	Buy	195,152.10	104,732.00	104,732
10/04/2007	As above	Buy	28,785.69	15,393.00	15,393
10/04/2007	As above	Buy	81,254.99	43,607.00	43,607
10/04/2007	As above	Buy	54,154.80	28,959.00	28,959
10/04/2007	As above	Buy	152,870.88	82,041.00	82,041
10/04/2007	As above	Buy	16,875.91	9,027.00	9,027
10/04/2007	As above	Buy	47,646.62	25,573.00	25,573
10/04/2007	As above	Buy	112,066.54	59,927.00	59,927
10/04/2007	As above	Buy	316,346.08	169,773.00	169,773
10/04/2007	As above	Buy	135,776.91	72,606.00	72,606
10/04/2007	As above	Buy	383,279.39	205,694.00	205,694
10/04/2007	As above	Buy	395,865.46	211,687.00	211,687
10/04/2007	As above	Buy	1,117,473.69	599,713.00	599,713
10/04/2007	As above	Buy	206,713.55	110,539.00	110,539
10/04/2007	As above	Buy	583,527.75	313,161.00	313,161
10/04/2007	As above	Buy	141,875.15	75,867.00	75,867
10/04/2007	As above	Buy	400,494.84	214,933.00	214,933
10/04/2007	As above	Buy	466,996.58	249,724.00	249,724
10/04/2007	As above	Buy	1,318,273.59	707,476.00	707,476
10/04/2007	As above	Buy	289,360.45	154,734.00	154,734
10/04/2007	As above	Buy	816,828.16	438,366.00	438,366
10/04/2007	As above	Buy	271,260.22	145,055.00	145,055
10/04/2007	As above	Buy	765,733.31	410,945.00	410,945
10/04/2007	As above	Buy	59,959.45	32,063.00	32,063
10/04/2007	As above	Buy	169,280.89	90,837.00	90,837
10/04/2007	As above	Buy	277,994.28	148,656.00	148,656
10/04/2007	As above	Buy	784,737.60	421,144.00	421,144
10/04/2007	As above	Buy	114,360.25	61,780.00	61,780
10/04/2007	As above	Buy	11,431.82	6,178.00	6,178
10/04/2007	As above	Buy	54,664.06	29,200.00	29,200
10/04/2007	As above	Buy	631,154.54	340,984.00	340,984
10/04/2007	As above	Buy	63,091.48	34,096.00	34,096
10/04/2007	As above	Buy	370,690.83	198,225.00	198,225
10/04/2007	As above	Buy	1,046,409.34	561,575.00	561,575
11/04/2007	As above	Buy	60,458.65	31,679.00	31,679
11/04/2007	As above	Buy	134,143.30	70,450.00	70,450
11/04/2007	As above	Buy	135,959.98	70,450.00	70,450
11/04/2007	As above	Buy	651,266.18	342,035.00	342,035
11/04/2007	As above	Buy	660,088.11	342,036.00	342,036
11/04/2007	As above	Buy	269,560.43	141,569.00	141,569
11/04/2007	As above	Buy	273,212.97	141,570.00	141,570
11/04/2007	As above	Buy	186,962.82	98,190.00	98,190
11/04/2007	As above	Buy	189,494.82	98,190.00	98,190
11/04/2007	As above	Buy	67,271.58	35,330.00	35,330
11/04/2007	As above	Buy	68,180.69	35,329.00	35,329
11/04/2007	As above	Buy	143,867.49	75,557.00	75,557
11/04/2007	As above	Buy	145,815.87	75,557.00	75,557
11/04/2007	As above	Buy	42,318.03	22,227.00	22,227
11/04/2007	As above	Buy	42,890.93	22,228.00	22,228
11/04/2007	As above	Buy	295,625.55	155,258.00	155,258
11/04/2007	As above	Buy	299,627.23	155,257.00	155,257
11/04/2007	As above	Buy	353,968.84	185,899.00	185,899
11/04/2007	As above	Buy	358,762.59	185,899.00	185,899
11/04/2007	As above	Buy	988,656.08	519,227.00	519,227
11/04/2007	As above	Buy	1,002,047.24	519,228.00	519,228
11/04/2007	As above	Buy	607,588.20	319,096.00	319,096
11/04/2007	As above	Buy	615,818.62	319,097.00	319,097
11/04/2007	As above	Buy	360,743.60	189,457.00	189,457

Date of Change	Holder of relevant interest	Nature of Change	Consideration	Number of securities	Person's Votes Affected
11/04/2007	As above	Buy	365,629.09	189,457.00	189,457
11/04/2007	As above	Buy	1,178,991.05	619,188.00	619,188
11/04/2007	As above	Buy	1,194,959.89	619,189.00	619,189
11/04/2007	As above	Buy	759,186.32	398,713.00	398,713
11/04/2007	As above	Buy	769,469.79	398,714.00	398,714
11/04/2007	As above	Buy	683,148.30	358,779.00	358,779
11/04/2007	As above	Buy	692,400.08	358,779.00	358,779
11/04/2007	As above	Buy	213,848.59	112,310.00	112,310
11/04/2007	As above	Buy	216,742.79	112,309.00	112,309
11/04/2007	As above	Buy	764,209.31	401,351.00	401,351
11/04/2007	As above	Buy	774,556.96	401,350.00	401,350
11/04/2007	As above	Buy	75,297.07	39,454.00	39,454
11/04/2007	As above	Buy	415,748.40	217,843.00	217,843
11/04/2007	As above	Buy	1,566,357.65	822,627.00	822,627
11/04/2007	As above	Buy	1,587,564.82	822,624.00	822,624
11/04/2007	As above	Buy	252,743.49	132,737.00	132,737
11/04/2007	As above	Buy	256,166.36	132,737.00	132,737
12/04/2007	As above	Buy	22,257.61	11,676.00	11,676
12/04/2007	As above	Buy	8,391.22	4,400.00	4,400
12/04/2007	As above	Buy	238,768.36	125,200.00	125,200
12/04/2007	As above	Buy	97,452.59	51,100.00	51,100
12/04/2007	As above	Buy	77,485.29	40,630.00	40,630
12/04/2007	As above	Buy	11,442.57	6,000.00	6,000
12/04/2007	As above	Buy	49,775.19	26,100.00	26,100
12/04/2007	As above	Buy	17,543.53	9,200.00	9,200
12/04/2007	As above	Buy	108,513.73	56,900.00	56,900
12/04/2007	As above	Buy	136,166.62	71,400.00	71,400
12/04/2007	As above	Buy	71,516.08	37,500.00	37,500
12/04/2007	As above	Buy	26,699.34	14,000.00	14,000
12/04/2007	As above	Buy	82,577.24	43,300.00	43,300
12/04/2007	As above	Buy	277,291.69	145,400.00	145,400
12/04/2007	As above	Buy	47,295.98	24,800.00	24,800
12/04/2007	As above	Buy	48,249.52	25,300.00	25,300
12/04/2007	As above	Buy	305,135.28	160,000.00	160,000
12/04/2007	As above	Buy	26,596.28	13,952.00	13,952
12/04/2007	As above	Buy	153,022.02	80,273.00	80,273
12/04/2007	As above	Buy	199,100.77	104,400.00	104,400
13/04/2007	As above	Buy	68,957.05	35,797.00	35,797
13/04/2007	As above	Buy	150,887.81	78,280.00	78,260
13/04/2007	As above	Buy	155,338.74	80,543.00	80,543
13/04/2007	As above	Buy	209,175.05	108,587.00	108,587
13/04/2007	As above	Buy	471,206.21	244,320.00	244,320
13/04/2007	As above	Buy	457,701.38	237,393.00	237,393
13/04/2007	As above	Buy	86,567.62	44,939.00	44,939
13/04/2007	As above	Buy	195,012.86	101,114.00	101,114
13/04/2007	As above	Buy	189,423.40	98,247.00	98,247
13/04/2007	As above	Buy	62,160.94	32,269.00	32,269
13/04/2007	As above	Buy	140,029.17	72,605.00	72,605
13/04/2007	As above	Buy	136,014.96	70,546.00	70,546
13/04/2007	As above	Buy	35,895.34	18,634.00	18,634
13/04/2007	As above	Buy	80,862.24	41,927.00	41,927
13/04/2007	As above	Buy	78,546.12	40,739.00	40,739
13/04/2007	As above	Buy	46,526.79	24,153.00	24,153
13/04/2007	As above	Buy	104,810.21	54,344.00	54,344
13/04/2007	As above	Buy	101,805.89	52,803.00	52,803
13/04/2007	As above	Buy	13,674.82	7,101.00	7,101
13/04/2007	As above	Buy	29,922.88	15,523.00	15,523
13/04/2007	As above	Buy	30,802.79	15,976.00	15,976
13/04/2007	As above	Buy	92,911.04	48,232.00	48,232
13/04/2007	As above	Buy	209,300.26	108,522.00	108,522
13/04/2007	As above	Buy	203,303.29	105,446.00	105,446
13/04/2007	As above	Buy	112,896.78	58,607.00	58,607
13/04/2007	As above	Buy	254,322.52	131,866.00	131,866
13/04/2007	As above	Buy	525,895.51	273,003.00	273,003
13/04/2007	As above	Buy	1,150,728.77	596,841.00	596,841
13/04/2007	As above	Buy	1,184,680.90	614,256.00	614,256
13/04/2007	As above	Buy	253,149.45	131,415.00	131,415
13/04/2007	As above	Buy	570,269.05	295,684.00	295,684
13/04/2007	As above	Buy	553,925.62	287,301.00	287,301
13/04/2007	As above	Buy	183,943.90	95,489.00	95,489

Date of Change	Holder of relevant interest	Nature of Change	Consideration	Number of securities	Person's Votes Affected
13/04/2007	As above	Buy	414,970.99	214,851.00	214,851
13/04/2007	As above	Buy	402,498.03	208,760.00	208,760
13/04/2007	As above	Buy	612,852.24	318,144.00	318,144
13/04/2007	As above	Buy	1,380,571.30	715,825.00	715,825
13/04/2007	As above	Buy	1,341,006.28	695,531.00	695,531
13/04/2007	As above	Buy	244,255.56	126,798.00	126,798
13/04/2007	As above	Buy	550,232.38	285,295.00	285,295
13/04/2007	As above	Buy	534,464.07	277,207.00	277,207
13/04/2007	As above	Buy	355,239.47	184,412.00	184,412
13/04/2007	As above	Buy	800,244.37	414,926.00	414,926
13/04/2007	As above	Buy	777,309.39	403,162.00	403,162
13/04/2007	As above	Buy	117,999.63	61,256.00	61,256
13/04/2007	As above	Buy	265,817.23	137,826.00	137,826
13/04/2007	As above	Buy	258,198.24	133,918.00	133,918
13/04/2007	As above	Buy	247,303.02	128,380.00	128,380
13/04/2007	As above	Buy	541,131.21	280,665.00	280,665
13/04/2007	As above	Buy	557,098.35	288,855.00	288,855
13/04/2007	As above	Buy	583,263.72	302,784.00	302,784
13/04/2007	As above	Buy	1,276,262.94	661,951.00	661,951
13/04/2007	As above	Buy	1,313,917.38	681,265.00	681,265
16/04/2007	As above	Buy	252,554.58	128,127.00	128,127
17/04/2007	As above	Buy	210,358.45	106,500.00	106,500
17/04/2007	As above	Buy	662,263.71	335,290.00	335,290
17/04/2007	As above	Buy	273,331.46	138,666.00	138,686
17/04/2007	As above	Buy	180,529.31	91,599.00	91,599
17/04/2007	As above	Buy	145,437.69	73,632.00	73,632
17/04/2007	As above	Buy	44,517.49	22,545.00	22,545
17/04/2007	As above	Buy	305,566.69	154,702.00	154,702
17/04/2007	As above	Buy	369,140.57	186,888.00	186,888
17/04/2007	As above	Buy	1,503,697.50	761,280.00	761,290
17/04/2007	As above	Buy	796,304.51	403,152.00	403,152
17/04/2007	As above	Buy	545,014.05	275,929.00	275,929
17/04/2007	As above	Buy	1,802,815.37	912,727.00	912,727
17/04/2007	As above	Buy	775,314.09	392,525.00	392,525
17/04/2007	As above	Buy	1,051,794.22	532,501.00	532,501
17/04/2007	As above	Buy	351,897.09	178,158.00	178,158
17/04/2007	As above	Buy	734,717.00	372,789.00	372,789
17/04/2007	As above	Buy	1,598,543.45	811,087.00	811,087
18/04/2007	As above	Buy	66,829.39	33,800.00	33,800
18/04/2007	As above	Buy	209,764.31	106,410.00	106,410
18/04/2007	As above	Buy	86,764.09	44,014.00	44,014
18/04/2007	As above	Buy	57,307.20	29,071.00	29,071
18/04/2007	As above	Buy	46,064.96	23,368.00	23,368
18/04/2007	As above	Buy	14,100.31	7,155.00	7,155
18/04/2007	As above	Buy	96,786.09	49,098.00	49,098
18/04/2007	As above	Buy	116,920.79	59,312.00	59,312
18/04/2007	As above	Buy	476,281.90	241,810.00	241,810
18/04/2007	As above	Buy	252,221.83	127,948.00	127,848
18/04/2007	As above	Buy	172,627.30	87,571.00	87,571
18/04/2007	As above	Buy	571,027.71	289,673.00	289,673
18/04/2007	As above	Buy	245,572.68	124,575.00	124,575
18/04/2007	As above	Buy	333,145.01	168,999.00	168,999
18/04/2007	As above	Buy	111,460.33	56,542.00	56,542
18/04/2007	As above	Buy	233,224.56	118,311.00	118,311
18/04/2007	As above	Buy	507,434.09	257,413.00	257,413
19/04/2007	As above	Buy	69,585.84	36,470.00	36,470
19/04/2007	As above	Buy	168,405.84	89,100.00	89,100
19/04/2007	As above	Buy	69,738.47	36,550.00	36,550
19/04/2007	As above	Buy	492,992.84	258,378.00	258,378
20/04/2007	As above	Buy	34,527.16	18,243.00	18,243
20/04/2007	As above	Buy	35,157.41	18,576.00	18,576
20/04/2007	As above	Buy	244,489.32	129,180.00	129,180
23/04/2007	As above	Buy	45,414.33	24,338.00	24,338
23/04/2007	As above	Buy	5,221,549.80	2,777,420.00	2,777,420
23/04/2007	As above	Buy	254,486.62	136,100.00	136,100
23/04/2007	As above	Buy	123,036.14	65,800.00	65,800
23/04/2007	As above	Buy	86,761.05	46,400.00	46,400
23/04/2007	As above	Buy	1,814,927.56	965,387.00	965,387
23/04/2007	As above	Buy	260,657.12	139,400.00	139,400
23/04/2007	As above	Buy	4,300,020.60	2,287,245.00	2,287,245

Date of Change	Holder of relevant interest	Nature of Change	Consideration	Number of securities	Person's Votes Affected
23/04/2007	As above	Buy	47,612.65	25,514.00	25,514
23/04/2007	As above	Buy	328,500.01	176,032.00	176,032
24/04/2007	As above	Buy	1,638,522.16	865,970.00	865,970
24/04/2007	As above	Buy	903,145.44	476,283.00	476,283
24/04/2007	As above	Buy	565,767.82	299,012.00	299,012
24/04/2007	As above	Buy	311,849.45	164,457.00	164,457
24/04/2007	As above	Buy	1,339,214.72	707,784.00	707,784
24/04/2007	As above	Buy	738,169.03	389,281.00	389,281
24/04/2007	As above	Buy	132,698.77	69,979.00	69,979
24/04/2007	As above	Buy	240,742.44	127,234.00	127,234
26/04/2007	As above	Buy	48,771.06	25,500.00	25,500
26/04/2007	As above	Buy	1,783,198.29	932,347.00	932,347
26/04/2007	As above	Buy	76,121.11	39,800.00	39,800
26/04/2007	As above	Buy	615,722.27	321,931.00	321,931
26/04/2007	As above	Buy	225,111.93	117,700.00	117,700
26/04/2007	As above	Buy	1,457,461.12	762,035.00	762,035
26/04/2007	As above	Buy	247,106.73	129,200.00	129,200
26/04/2007	As above	Buy	262,000.07	136,987.00	136,987
26/04/2007	As above	Buy	454,622.83	237,700.00	237,700

18 April 2007

BY FAX - ORIGINAL IN POST
(61 2 9293 2828)

Boart Longyear Limited
Level 25, 2 Chifley Tower
Chifley Square
Sydney NSW 2000 Australia

Re: Notice of Interests of Substantial Shareholder under Section 671B

Company Secretary:

Enclosed is a Form 603 dated 17 April 2007. Please note that a copy of this report has been sent to the Australian Stock Exchange.

The Capital Group Companies, Inc. ("CGC") is the parent company of Capital Research and Management Company ("CRMC"). CRMC is a U.S.-based investment management company that manages The American Funds Group of mutual funds. CGC is also the parent company of Capital Group International, Inc. ("CGII"), which in turn is the parent company of five investment management companies: Capital Guardian Trust Company, Capital International, Inc., Capital International Limited, Capital International S.A. and Capital International K.K. Each of these investment management companies acts separately from the others and from CGC in exercising investment discretion over its managed accounts.

Neither CGC nor any of its affiliates own shares of your company for its own account. Rather, the shares reported on Form 603 are owned by accounts under the discretionary investment management of one or more of the investment management companies described above.

For the purposes of this Notice an outstanding share balance of 1,485,250,000 shares was used to calculate the percentages of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 615-0469 or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

Regards,

Vivien Tan
Compliance Associate

Form 603

Corporations Act 2001 Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Boart Longyear Limited
ACN/ARSN	

1. Details of substantial holder (1)

Name	The Capital Group Companies, Inc.
ACN/ARSN (if applicable)	n/a

The holder became a substantial holder on 17 April 2007

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary Shares	75,550,000 shares	75,550,000 shares	5.09%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
The Capital Group Companies, Inc.	Became a substantial shareholder	75,550,000 Ordinary Shares

The shares being reported under this section are owned by accounts under the discretionary investment management of 1 investment management company (Capital Research and Management Company) which is a direct or indirect subsidiary of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071.

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
		none	
See Annexure A dated 17 April 2007 (copy attached)			

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
The Capital Group Companies, Inc.	04/4/2007 to 17/4/2007	Average price of 1.8778		75,550,000 Ordinary Shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

The company (Capital Research and Management Company) referred to in paragraph 1(a) is a wholly owned direct or indirect subsidiary of The Capital Group Companies, Inc.

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
The Capital Group Companies, Inc.	333 South Hope Street, 55th Floor Los Angeles, CA 90071

Signature

print name: Walt Burkley Capacity: Counsel

sign here ______________________ Date: 18 April 2007

Annexure "A"

This is the Annexure of 1 page marked Annexure "A" referred to in Form 603 (initial) signed by this corporation dated 17 April 2007.

The Capital Group Companies, Inc.

By: ______________________________________

Walt Burkley
Counsel

Australia Annexure
Boart Longyear Limited

17 April 2007

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Research and Management Company	11000014	40,000,000	
	11000035	34,050,000	
	11000074	1,500,000	
		75,550,000	
GRAND TOTAL		**75,550,000**	**5.09%**

Nominee List

Boart Longyear Limited
17 April 2007

Nominee Name		
Chase Manhattan Bank Australia Limited Level 36 World Trade Centre Jamison Street Sydney, NSW 2000 Australia		
11000014		40,000,000
	Total Shares:	40,000,000
Westpac Custodian Nominees 50 Pitt Street, 8th Floor Sydney, NSW 2000 Australia		
11000035		34,050,000
11000074		1,500,000
	Total Shares:	35,550,000

END